As filed with the Securities and Exchange Commission on November 9, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

General Cable Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3357 (Primary Standard Industrial Classification Code Number)	06-1398235 (I.R.S. Employer Identification Number)
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076
(859) 572-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Alan H. Lieblich, Esquire Jeffrey M. Taylor, Esquire Blank Rome LLP One Logan Square Philadelphia, Pennsylvania 19103-6998 (215) 569-5500	Robert Evans III, Esquire Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000
          Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount To Be	Offering Price	Aggregate	Amount of
Securities To Be Registered	Registered(1)	Per Share(2)	Offering Price(3)	Registration Fee(4)

Common Stock, $0.01 par value per share	10,345,395	$16.60	$171,750,537	$20,215.04

Total	10,345,395	$16.60	$171,750,537	$20,215.04

(1)	This Registration Statement registers the maximum number of shares of the Registrant’s common stock, $0.01 par value per share, that may be issued in connection with the conversion offer by the Registrant for up to 2,069,907 shares of the Registrant’s outstanding 5.75% Series A Redeemable Convertible Preferred Stock (the “Preferred Stock”). Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued or become issuable in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)	Calculated by dividing the proposed maximum aggregate offering price of $171,750,537 by 10,345,395, which is the maximum number of shares of common stock that may be issued pursuant to the conversion offer.

(3)	Estimated solely for purpose of calculating the registration fee pursuant to Rules 457(c), (f)(1) and (f)(3) under the Securities Act of 1933 based on the difference between (a) the product of (i) $91.00, which is the average of the high and low bid and ask prices of the Preferred Stock on the over-the-counter market on November 4, 2005, and (ii) 2,069,907, which represents the maximum number of shares of Preferred Stock sought in the conversion offer, and (b) $16,611,000, which represents the maximum aggregate amount of cash to be paid by the Registrant in the conversion offer.

(4)	The amount of the filing fee has been calculated in accordance with Section 6(b) of the Securities Act and is equal to $117.70 for each $1,000,000 of the Proposed Maximum Aggregate Offering Price.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this conversion offer prospectus is not complete and may be changed. You may not receive securities in the conversion offer until the registration statement filed with the Securities and Exchange Commission is effective. This conversion offer prospectus is not an offer to convert or exchange these securities and is not soliciting an offer to convert or exchange these securities in any state where the offer, conversion or exchange is not permitted.

CONVERSION OFFER PROSPECTUS
General Cable Corporation
Offer to Pay a Cash Premium
Upon the Conversion of
General Cable Corporation’s
5.75% Series A Redeemable Convertible Preferred Stock
(CUSIP Nos. 369300207 and 369300306)
into General Cable Corporation Common Stock

          We are offering to pay a cash premium to holders of our 5.75% Series A Redeemable Convertible Preferred Stock who elect to convert their shares of Series A preferred stock into shares of our common stock, $0.01 par value per share, in accordance with the terms and subject to the conditions described in this conversion offer prospectus and the accompanying letter of transmittal. As of November 4, 2005, 2,069,907 shares of Series A preferred stock were outstanding.
          Each share of Series A preferred stock is currently convertible into 4.998 shares of common stock, which is equivalent to a conversion price of approximately $10.004 per share, subject to potential adjustments. Holders who surrender their shares of Series A preferred stock for conversion on or before 5:00 p.m., New York City time, on December 9, 2005 will receive, subject to adjustment, the following consideration for each share of Series A preferred stock surrendered:

•	a cash premium of $7.88;

•	4.998 shares of common stock, less any fractional shares; and

•	accrued, unpaid and accumulated dividends from November 24, 2005 to the date immediately preceding the settlement date of the conversion, payable in cash.
This offer will expire at 5:00 p.m., New York City time, on Friday, December 9, 2005, unless extended or earlier terminated.
          The cash premium will be $7.88 per share of Series A preferred stock, subject to adjustment as provided in this conversion offer prospectus. This premium is in addition to the shares of common stock you would otherwise be entitled to receive upon conversion of the Series A preferred stock. We are not required to issue fractional shares of common stock upon conversion of the Series A preferred stock. Instead, we will pay a cash adjustment for such fractional shares based upon the market price of the common stock on the second business day before the settlement date of the conversion. If all shares of Series A preferred stock are converted in the conversion offer, we would be required to issue a total of 10,345,395 shares of common stock, assuming a conversion price of $10.004 per share.
          The Series A preferred stock is not listed on any national securities exchange and there is no established trading market for these shares. However, a substantial majority of the shares of Series A preferred stock are traded over-the-counter, and the remainder of these shares are traded on the PORTALSM system of The NASDAQ Stock Market, Inc. Our common stock is traded on the New York Stock Exchange under the symbol “BGC.” As of November 4, 2005, the average of the closing bid and asked price of the Series A preferred stock on the over-the-counter market was $91.00 per share. As of that date, the closing price of the common stock on the New York Stock Exchange was $17.00 per share. The shares of common stock to be issued in this conversion offer have been approved for listing on the New York Stock Exchange.
          Conversion of the Series A preferred stock and an investment in the common stock involves risks. See “Risk Factors” beginning on page 8 for a discussion of issues that you should consider with respect to this conversion offer.
          You must make your own decision whether to convert any shares of Series A preferred stock in this conversion offer, and, if so, the number of shares of Series A preferred stock to convert. Neither General Cable Corporation, the conversion agent, the information agent, the dealer manager nor any other person is making any recommendation as to whether you should convert your shares of Series A preferred stock in the conversion offer.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this conversion offer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the conversion offer is:
Merrill Lynch & Co.

The date of this conversion offer prospectus is November 9, 2005

          As used in this conversion offer prospectus, except where the context otherwise requires or as otherwise indicated, “General Cable Corporation”, “General Cable,” the “company,” “we,” “our,” and “us” refer to General Cable Corporation and its subsidiaries. We refer to our 5.75% Series A Redeemable Convertible Preferred Stock as “Series A preferred stock.”
          This conversion offer prospectus incorporates important business and financial information about us that is not included in or delivered with this conversion offer prospectus. Information incorporated by reference is available without charge to holders of our Series A preferred stock upon written or oral request to us at General Cable Corporation, 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753, Attention: Chief Financial Officer, or by telephone at (859) 572-8000. To obtain timely delivery, holders of Series A preferred stock must request the information no later than five business days before the date they must make their investment decision, or December 9, 2005, the present expiration date of the conversion offer, and deliver proper instructions prior to the expiration date of the conversion offer.
          You should rely only on the information contained or incorporated by reference in this conversion offer prospectus. We have not, and each of the dealer manager, the information agent and the conversion agent has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to convert these securities in any jurisdiction where the offer or conversion is not permitted. You should assume that the information in this conversion offer prospectus is accurate as of the date appearing on the front cover of this conversion offer prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This conversion offer prospectus and the documents incorporated by reference herein include forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions, although not all forward-looking statements contain these identifying words. We commonly use forward-looking statements throughout this conversion offer prospectus and the documents incorporated by reference herein regarding the following subjects:

•	this conversion offer;

•	our business strategy, plans and objectives;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of available cash flow;

•	projected capital expenditures;

•	our future financial results and performance;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.
          Actual results may differ materially from those statements as a result of factors, risks and uncertainties over many of which we have no control. These factors include, without limitation:

•	economic and political consequences resulting from terrorist attacks and the war with Iraq;

•	economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis;

•	domestic and local country price competition, particularly in certain segments of the power cable market and other competitive pressures;

•	general economic conditions, particularly in construction;

•	changes in customer or distributor purchasing patterns in our business segments;

•	our ability to increase manufacturing capacity and productivity;

•	the financial impact of any future plant closures;

•	our ability to successfully complete and integrate acquisitions and divestitures;

•	our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes;

•	our ability to service, and meet all requirements under, our debt, and to maintain adequate domestic and international credit facilities and credit lines;

•	our ability to pay dividends on our preferred stock;

•	the impact of unexpected future judgments or settlements of claims and litigation;

•	our ability to achieve target returns on investments in our defined benefit plans;

•	our ability to avoid limitations on utilization of net losses for income tax purposes;

•	the cost and availability of raw materials, including copper, aluminum and petrochemicals, generally and as a consequence of Hurricanes Katrina and Rita;

ii

•	our ability to increase our selling prices during periods of increasing raw material costs;

•	the impact of foreign currency fluctuations;

•	the impact of technological changes; and

•	other material factors.
          You should not place undue reliance on our forward-looking statements because the matters they describe are subject to risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this conversion offer prospectus or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders. Such factors include, without limitation, the following:

•	those identified under “Risk Factors”;

•	those identified from time to time in our public filings with the Securities and Exchange Commission;

•	the negative impact of economic slowdowns or recessions;

•	the effect of changes in interest rates;

•	the condition of the markets for our products;

•	our access to funding sources and our ability to renew, replace or add to our existing credit facilities on terms comparable to the current terms;

•	the impact of new state or federal legislation or court decisions on our operations; and

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market.

iii

SUMMARY
          The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this conversion offer prospectus as well as the information contained in the letter of transmittal and any amendments or supplements thereto. Because this is a summary, it may not contain all the information you should consider before deciding whether to accept our offer to convert your Series A preferred stock in the conversion offer. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” before making your investment decision.
General Cable Corporation
          We are a Fortune 1000 company and a leading global developer and manufacturer in the wire and cable industry, an industry which is estimated to have had $82 billion in sales in 2004. We have leading market positions in the segments in which we compete due to our product, geographic and customer diversity and our ability to operate as a low-cost provider. We sell over 13,800 copper, aluminum and fiber optic wire and cable products, which we believe represent the most diversified product line of any U.S. manufacturer. As a result, we are able to offer our customers a single source for most of their wire and cable requirements. We manufacture our product lines in 25 facilities and sell our products worldwide through our operations in North America, Europe and in the Asia-Pacific region. Technical expertise and implementation of Lean Six Sigma strategies have allowed us to maintain our position as a low-cost provider.
          Our operations are divided into three main segments: energy, industrial & specialty and communications. The net sales in 2004 and for the first nine fiscal months of 2005 generated by each of our three main segments (as a percentage of our total company results) were 36% and 35%, respectively, for energy; 37% and 37%, respectively, for industrial & specialty; and 27% and 28%, respectively, for communications. We operate our business globally, with 66% of net sales in 2004 generated from North America and 34% from our international operations. For the first nine fiscal months of 2005, 67% of our net sales were generated from North America and 33% from our international operations. We estimate that we sold our products and services to customers in more than 77 countries as of September 30, 2005.
Purpose of the Conversion Offer
          We are offering to pay the consideration for the Series A preferred stock surrendered for conversion upon the terms and subject to the conditions set forth in this conversion offer prospectus and the related letter of transmittal. The conversion offer allows current holders of shares of Series A preferred stock to receive a cash premium, in addition to the shares of common stock that they would receive upon conversion of the Series A preferred stock. The conversion offer and the payment of the conversion consideration are conditioned upon, among other things, our obtaining an amendment to our existing senior secured credit facility to permit us to effect the conversion offer, as well as our ability to borrow the cash consideration for the conversion offer under this facility. We have already begun to have initial discussions with our lenders with respect to this amendment. See “The Conversion Offer — Conditions to the Conversion Offer.” The purposes of the conversion offer are to induce the conversion into common stock of any and all of the outstanding shares of Series A preferred stock to reduce our ongoing fixed dividend obligations, and to improve the trading liquidity of our common stock by increasing the number of outstanding shares of common stock available for trading.
Sources and Amount of Conversion Consideration
          We are offering to pay a cash premium of $7.88 for each share of Series A preferred stock surrendered for conversion in the conversion offer, plus accrued but unpaid cash dividends upon such shares from November 24, 2005 to the date immediately preceding the settlement date of the conversion. We currently intend to borrow approximately $17.6 million in cash needed to pay the conversion consideration to holders who surrender their shares of Series A preferred stock in the conversion offer and to pay all fees and expenses of the conversion offer from our $275 million senior secured credit facility, of which an aggregate of $55.4 million has already been borrowed under that facility as of September 30, 2005; in addition, there was $34.4 million in outstanding letters of credit. As of November 2, 2005, borrowings under this facility were $106.0 million; in addition, there was $34.4 million in outstanding letters of credit. We will issue authorized but previously unissued shares of our common stock in the conversion offer as permitted by our amended and restated certificate of incorporation. However, our senior secured credit facility currently prohibits us from paying cash in exchange for shares of our Series A preferred stock. If we are unable to amend the terms of this facility or are unable to borrow sufficient funds to pay the cash needed to complete the conversion offer on terms and conditions satisfactory to us, we will not be required to accept for conversion, pay conversion consideration in respect of and may delay the acceptance for conversion or payment of conversion consideration in respect of, any shares of Series A preferred stock surrendered for conversion pursuant to the conversion offer, subject to limitations imposed by the federal securities laws, and we may terminate the conversion offer. We have already begun to have initial discussions with our lenders with respect to this amendment.
Recent Developments
Proposed Acquisition of Silec Business
          On October 10, 2005, we reached an agreement in principle to acquire the wire and cable manufacturing business of SAFRAN SA, a diverse, global high-technology company headquartered in Paris, France. The business to be acquired has historically operated under the names Silec and Sagem. Silec is based in Montereau, France and employs 1,000 associates with nearly a million square feet of manufacturing space in that location. Silec is recognized as a global leader in the design, engineering and installation of high-voltage underground links. Silec is also among the top three producers of energy and industrial cables for the French market.
          In 2004, Silec reported global sales of approximately €210 million with about 60% derived from the sale of energy cables. Subject to closing adjustments, the consideration to be paid for the acquisition would be approximately €75 million, which includes about €65 million for the net working capital. As of November 2, 2005, the transaction consideration valued in U.S. dollars was about $90 million, including approximately $78 million for the net working capital. Funding for the transaction is expected to come from available cash and a new term loan in Europe. The transaction is expected to close during the fourth quarter of 2005 and is subject to certain conditions, including regulatory approvals and consultation with the French Works Council.
Cross-Currency Interest Rate Swap Agreement
          On October 13, 2005, we entered into a U.S. dollar to Euro cross-currency interest rate swap agreement with a notional value of $150 million. This represents approximately 53% of the then outstanding principal amount of our senior notes. The swap has a maturity date of November 15, 2007, which is the earliest redemption date of our senior notes. Under the swap arrangement, we have notionally exchanged $150 million at a fixed interest rate of 9.5% for approximately €125 million, based on an exchange rate of $1.198 per Euro, at a fixed interest rate of 7.5%.

          Our executive offices are located at 4 Tesseneer Drive, Highland Heights, Kentucky 41076, and our telephone number is (859) 572-8000.

Selected Summary Consolidated Financial Information
          The selected summary consolidated financial information for the years ended and as of December 31, 2002, 2003 and 2004 were derived from our audited consolidated financial statements. The selected summary consolidated financial information for the nine fiscal months ended October 1, 2004 and September 30, 2005 and as of September 30, 2005 were derived from unaudited consolidated financial statements as filed with the SEC, which, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the results for the unaudited interim periods. The following summary financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005. The summary historical financial information presented below may not be indicative of our future performance.

				Nine Fiscal Months Ended
	Years Ended December 31,
				October 1,	September 30,
	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Statement of Operations Data: (in millions, except per share data)
Net sales:
Energy	$516.0	$560.2	$705.7	$520.4	$622.2
Industrial & specialty	499.4	542.4	734.3	561.6	650.7
Communications	438.5	435.8	530.7	403.4	490.4

Total net sales	1,453.9	1,538.4	1,970.7	1,485.4	1,763.3
Cost of sales	1,287.3	1,365.0	1,756.0	1,326.0	1,564.7

Gross profit	166.6	173.4	214.7	159.4	198.6
Selling, general and administrative expenses	150.9	127.7	158.2	115.9	129.1

Operating income	15.7	45.7	56.5	43.5	69.5
Other income (expense)	—	1.5	(1.2)	(0.9)	—
Interest expense, net	(42.6)	(43.1)	(35.9)	(27.3)	(28.9)
Other financial costs	(1.1)	(6.0)	—	—	—

Income (loss) from continuing operations before taxes	(28.0)	(1.9)	19.4	15.3	40.6
Income tax benefit (provision)	9.9	(2.9)	18.1	(4.6)	(15.6)

Income (loss) from continuing operations	(18.1)	(4.8)	37.5	10.7	25.0
Income (loss) on disposal of discontinued operations	(5.9)	—	0.4	—	—

Net income (loss)	$(24.0)	$(4.8)	$37.9	$10.7	$25.0
Less: Series A preferred stock dividends	—	(0.6)	(6.0)	(4.5)	(4.5)

Net income (loss) applicable to common shareholders	$(24.0)	$(5.4)	$31.9	$6.2	$20.5
Earnings (loss) of continuing operations per common share	$(0.55)	$(0.16)	$0.81	$0.16	$0.52
Earnings (loss) of continuing operations per common share — assuming dilution	$(0.55)	$(0.16)	$0.75	$0.16	$0.49
Earnings (loss) of discontinued operations per common share	$(0.18)	$—	$0.01	$—	$—
Earnings (loss) of discontinued operations per common share — assuming dilution	$(0.18)	$—	$0.01	$—	$—
Earnings (loss) per common share	$(0.73)	$(0.16)	$0.82	$0.16	$0.52
Earnings (loss) per common share — assuming dilution	$(0.73)	$(0.16)	$0.75	$0.16	$0.49
Weighted average shares outstanding	33.0	33.6	39.0	39.2	39.5
Weighted average shares outstanding — assuming dilution	33.0	33.6	50.3	39.9	50.9
Dividends per common share	$0.15	$—	$—	$—	$—

	December 31,
				September 30,
	2002	2003	2004	2005

				(unaudited)
Balance Sheet Data: (in millions, except per share data)
Cash and cash equivalents	$29.1	$25.1	$36.4	$51.3
Working capital(1)	$150.8	$236.6	$298.0	$300.5
Property, plant and equipment, net	$323.3	$333.3	$356.0	$328.1
Total assets	$973.3	$1,049.5	$1,220.8	$1,266.9
Total debt(2)	$451.9	$340.4	$374.9	$352.3
Net debt(2)(3)	$422.8	$315.3	$338.5	$301.0
Shareholders’ equity	$60.9	$240.1	$301.4	$305.1
Book value per share	—	—	—	$7.69

					Nine Fiscal Months Ended
	Year Ended December 31,
					October 1,		September 30,
	2002	2003	2004		2004		2005

					(unaudited)		(unaudited)
Other Financial Data: (in millions, except ratio and metals data)
Cash flows of operating activities	$57.3	$(14.5)	$12.5		$20.7		$74.9
Cash flows of investing activities	$(30.0)	$(19.7)	$(36.3)		$(24.2)		$(29.2)
Cash flows of financing activities	$(16.2)	$27.2	$28.8		$8.0		$(25.2)
Depreciation and amortization	$30.6	$33.4	$35.4		$27.3		$43.6
Capital expenditures	$(31.4)	$(19.1)	$(37.0)		$(24.1)		$(25.7)
Ratio of earnings to combined fixed charges and preferred dividends(4)	—	—	1.2	x	1.2	x	1.8	x
Average daily COMEX price per pound of copper cathode	$0.72	$0.81	$1.29		$1.25		$1.57
Average daily selling price per pound of aluminum rod	$0.65	$0.69	$0.85		$0.83		$0.90

(1)	Working capital means current assets less current liabilities.

(2)	Excludes off-balance sheet borrowings of $48.5 million as of December 31, 2002 under our former accounts receivable asset-backed securitization facility. We terminated this facility in November 2003. Also excludes $1.0 million of off-balance sheet debt related to the sale of accounts receivable by one of our international operations as of September 30, 2005.

(3)	Net debt means our total debt less cash and cash equivalents.

(4)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; (iii) the portion of rental expense representative of the interest factor; and (iv) the amount of pretax earnings required to cover preferred stock dividends and any accretion in the carrying value of the preferred stock. For the years ended December 31, 2002 and 2003, earnings were insufficient to cover fixed charges by $27.6 million and $2.1 million, respectively.

The Conversion Offer

The company	General Cable Corporation

The Series A preferred stock	5.75% Series A Redeemable Convertible Preferred Stock, $50.00 liquidation preference per share

The conversion offer	Upon the conversion to common stock of a share of outstanding Series A preferred stock in the conversion offer, we are offering to pay to the holder thereof conversion consideration comprised of a cash premium plus accrued but unpaid dividends payable in cash, as more fully discussed below, on terms and subject to the conditions set forth herein, including, without limitation, the financing conditions and the general conditions.

Purposes of the conversion offer	The purposes of the conversion offer are to induce the conversion to common stock of any and all of the outstanding shares of Series A preferred stock to reduce our ongoing fixed dividend obligations, and to improve the trading liquidity of our common stock by increasing the number of outstanding shares of common stock available for trading.

Conversion	Each share of Series A preferred stock will be convertible into 4.998 shares of common stock, less any fractional shares, subject to adjustment in accordance with the terms of the Series A preferred stock. We are not required to issue fractional shares of common stock upon conversion of the Series A preferred stock. Instead, we will pay a cash adjustment for such fractional shares based upon the market price of the common stock on the second business day before the settlement date.

Expiration date	Friday, December 9, 2005, unless extended or earlier terminated by us. For example, we may extend the expiration date of this conversion offer so that the expiration date occurs upon or shortly after the satisfaction of the conditions to the conversion offer.

Conversion consideration	$7.88 in cash per share of Series A preferred stock converted into common stock in the conversion offer, subject to adjustment as provided herein, plus an amount in cash equal to the accrued but unpaid and accumulated dividends on each share of Series A preferred stock from and after November 24, 2005, the last dividend payment date prior to the expiration date, up to, but not including, the settlement date.

Settlement date	The settlement date in respect of any shares of Series A preferred stock validly surrendered for conversion prior to 5:00 p.m., New York City time, on the expiration date is expected to occur promptly following the expiration date.

How to surrender shares of Series A preferred stock	See “The Conversion Offer — Procedures for Surrendering Shares of Series A Preferred Stock in the Conversion Offer” and the attached letter of transmittal. For further information, you may call the conversion agent at the telephone number set forth on the back cover of this conversion offer prospectus, or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal and revocation rights	Shares of Series A preferred stock surrendered for conversion may be validly withdrawn at any time up until 5:00 p.m., New York City time, on the expiration date. In addition, surrendered shares of Series A preferred stock may be validly withdrawn after the expiration date if the shares of Series A preferred stock have not been accepted for conversion after the expiration of 40 business days from November 9, 2005. If the conversion offer is terminated, the shares of Series A preferred stock surrendered in the conversion offer will be promptly returned to the surrendering holders.

Conditions precedent to the conversion offer	Our obligation to pay the conversion consideration and shares of common stock in respect of shares of Series A preferred stock validly surrendered for conversion pursuant to the conversion offer is conditioned upon the satisfaction of the financing conditions and the general conditions. See “The Conversion Offer — Conditions to the Conversion Offer.”

Material U.S. federal tax considerations	For a summary of the material U.S. federal income tax considerations of this conversion offer, see “Material U.S. Federal Income Tax Considerations.”

Use of proceeds	We will not receive any cash proceeds from the surrender of Series A preferred stock in the conversion offer.

Brokerage commissions	No brokerage commissions are payable by the holders of shares of Series A preferred stock to the dealer manager, the information agent, the conversion agent or us.

Dealer manager	Merrill Lynch, Pierce, Fenner & Smith Incorporated is the dealer manager for the conversion offer. Merrill Lynch’s address and telephone number are included on the back cover of this conversion offer prospectus.

Information agent	D.F. King & Co., Inc. is the information agent for the conversion offer. Its address and telephone number are included on the back cover of this conversion offer prospectus.

Conversion agent	Mellon Investor Services LLC is the conversion agent for the conversion offer. Its address and telephone number are included on the back cover of this conversion offer prospectus.

Regulatory approvals	We are not aware of any other material regulatory approvals necessary to complete the conversion offer, other than the obligation to have the registration statement of which this conversion offer prospectus forms a part declared effective by the SEC, to file a Schedule TO with the SEC and to otherwise comply with applicable securities laws.

No appraisal rights	Holders of shares of Series A preferred stock have no appraisal rights in connection with the conversion offer.

Further information	If you have questions regarding the conversion offer, please contact the dealer manager, Merrill Lynch & Co. You may call Merrill Lynch toll-free at (888) 654-8637 or collect at (212) 449-4914. If you have questions regarding the procedures for converting your shares of Series A preferred stock in the conversion offer, please contact Mellon Investor Services LLC, the conversion agent, toll-free at (800) 685-4258. If you require additional conversion offer materials, please contact D.F. King & Co., Inc., the information agent, at (212) 269-5550. You may also write to any of these entities at one of their respective addresses set forth on the back cover of this conversion offer prospectus.

RISK FACTORS
          You should consider carefully each of the following risks and all of the other information set forth in this conversion offer prospectus before deciding whether to surrender shares of Series A preferred stock for conversion in the conversion offer. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, those events could have a material adverse effect on our business, financial condition or results of operations.
Risks Related to the Conversion Offer
Upon consummation of the conversion offer, holders who surrender their Series A preferred stock for common stock will lose their rights under the Series A preferred stock, including, without limitation, their right to future preferred stock dividend payments and their right to receive a liquidation preference in connection with any liquidation or winding up of General Cable.
          If you surrender your shares of Series A preferred stock for conversion into our common stock pursuant to the conversion offer, you will be giving up all of your rights as a holder of Series A preferred stock, including, without limitation, your right to future payments of dividends with respect to the Series A preferred stock. You will also cease to be eligible to receive a preferential payment in the event of a liquidation or winding up of our business. The common stock that you may receive in the conversion offer will not provide you with the same degree of protection which holders of our Series A preferred stock may have. If we were to file for bankruptcy, preferred stockholders would generally be entitled to be paid a liquidation preference prior to holders of our common stock. As a holder of our common stock, however, your investment will be subject to the rights of any series of preferred stock we may issue in the future, as well as all claims of creditors against us and the other risks and liabilities affecting our operations.
You may have difficulty selling the Series A preferred stock that you do not convert.
          The Series A preferred stock is not listed on any national securities exchange and there is no established trading market for these shares. A substantial majority of the shares of Series A preferred stock are traded over-the-counter, and the remainder of these shares are traded on the PORTALSM system of The NASDAQ Stock Market, Inc. However, we cannot assure you that an efficient or liquid trading market exists or will be able to be maintained in order for you to be able to sell your shares of Series A preferred stock at any time or from time to time. Also, if a large number of shares of Series A preferred stock are converted into common stock in the conversion offer, then it may be more difficult for you to sell your unconverted shares of Series A preferred stock.
          Future trading prices of the Series A preferred stock may depend on many factors, including, among other things, the price of our common stock, prevailing dividend rates, our operating results and the market for similar securities. We also cannot assure you that you will be able to sell your Series A preferred stock at a particular time or that the prices that you receive if and when you sell will be favorable.
          If you do not convert your shares of Series A preferred stock into common stock pursuant to this conversion offer, then you will continue to be subject to the restrictions on the transfer of your Series A preferred stock. Those transfer restrictions are described in the terms governing the Series A preferred stock and in the legend contained on the Series A preferred stock, and arose because we originally issued the Series A preferred stock under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act of 1933, as amended.
          Although we are presently maintaining an effective registration statement that would permit you under the Securities Act to resell your shares of Series A preferred stock, we are only obligated to maintain its effectiveness until the earlier of (1) the date on which all shares of Series A preferred stock and the underlying shares of common stock have been sold under the registration statement and

(2) November 24, 2005. If this registration statement expires or is permitted to lapse, it may be harder for you to sell your Series A preferred stock under the Securities Act and each resale would need to qualify for a valid exemption from registration.
Our ability to pay dividends on our preferred stock and our common stock is limited.
          We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of dividends on our common stock and Series A preferred stock will depend on the earnings and cash flows of our business and that of subsidiaries, and on our subsidiaries’ ability to pay dividends or to advance or repay funds to us. Before declaring any dividend, our board of directors will consider factors that ordinarily affect dividend policy, such as earnings, cash flow, estimates of future earnings and cash flow, business conditions, regulatory factors, our financial condition and other matters within its discretion, as well as contractual restrictions on our ability to pay dividends. We may not be able to pay dividends in the future or, if paid, we cannot assure you that the dividends will be in the same amount or with the same frequency as in the past.
          Under the Delaware General Corporation Law, we may pay dividends, in cash or otherwise, only if we have surplus in an amount at least equal to the amount of the relevant dividend payment. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our senior secured credit facility and the indenture governing our senior notes restrict our ability to pay cash dividends. The indenture permits us to pay cash dividends on our preferred stock through November 24, 2005, so long as no default exists under the indenture, and thereafter only if we meet certain financial conditions. Our senior secured credit facility permits us to pay cash dividends on our preferred stock at any time only if no default exists thereunder and if we meet certain financial conditions, and prohibits us from paying dividends on our common stock. In addition, the certificate of designations for our Series A preferred stock prohibits us from the payment of any cash dividends on our common stock if we are not current on dividend payments with respect to our Series A preferred stock. Agreements governing future indebtedness will likely contain restrictions on our ability to pay cash dividends.
Our board of directors has not made a recommendation as to whether you should convert your shares of Series A preferred stock into common stock in the conversion offer, and we have not obtained a third-party determination that the conversion offer is fair to holders of our Series A preferred stock.
          Our board of directors has not made, and will not make, any recommendation as to whether holders of Series A preferred stock should convert their Series A preferred stock into common stock pursuant to the conversion offer. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Series A preferred stock for purposes of negotiating the terms of this conversion offer, or preparing a report or making any recommendation concerning the fairness of this conversion offer.
The market price and value of our common stock may fluctuate, and reductions in the price of our common stock could make the Series A preferred stock a less attractive investment.
          We are offering to pay a cash premium to holders that convert their outstanding shares of Series A preferred stock into shares of our common stock. The market price of our common stock may fluctuate widely in the future. If the market price of our common stock declines, the value of the shares of the common stock you would receive upon conversion of your shares of Series A preferred stock will decline. The trading value of our common stock could fluctuate depending upon any number of specific or general factors, many of which are beyond our control. See “— Risks Related to Our Business” and “— Risks Related to Our Capital Stock” below.

We may redeem shares of Series A preferred stock at our option, on or after November 24, 2008.
          We may redeem all or a portion of the Series A preferred stock, at our option, on or after November 24, 2008 at redemption prices per share as described in “Description of Our Series A Preferred Stock — Optional Redemption” plus all accrued and unpaid or accumulated dividends thereon. We must provide the holders of the Series A preferred stock with at least 30, but no more than 60, days’ notice of our intention to redeem any shares of Series A preferred stock. The market price of the common stock into which the shares of Series A preferred stock are convertible may decline significantly between the expiration date of this conversion offer and the date of any redemption of our Series A preferred stock.
Future sales of shares of our common stock may depress its market price.
          Sales of substantial numbers of additional shares of common stock or any shares of our preferred stock, including up to 10,345,395 shares of common stock underlying the Series A preferred stock being registered as part of the conversion offer and sales of shares that may be issued in connection with future acquisitions, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. Our amended and restated certificate of incorporation provides that we have authority to issue 75 million shares of common stock. As of November 1, 2005, there were approximately 39.7 million shares of common stock outstanding, approximately 3.2 million shares of common stock issuable upon exercise of currently outstanding stock options and approximately 10.35 million shares of common stock issuable upon conversion of our Series A preferred stock. Each share of Series A preferred stock is currently convertible into 4.998 shares of our common stock. The number of shares of our common stock to be issued in the conversion offer is based on the conversion price of the Series A preferred stock, which is currently $10.004 per share, subject to adjustment. All of the shares of our common stock to be issued in the conversion offer to holders who are not our affiliates will be freely tradable.
The market price for our common stock has been and continues to be volatile.
          The market price for our common stock could fluctuate due to various factors. These factors include:

•	announcements relating to significant corporate transactions;

•	fluctuations in our quarterly and annual financial results;

•	operating and stock price performance of companies that investors deem comparable to us;

•	changes in government regulation or proposals relating thereto;

•	general industry and economic conditions; and

•	sales or the expectation of sales of a substantial number of shares of our common stock in the public market.
          In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock. Fluctuations in the price of our common stock will affect the value of any outstanding preferred stock.
Risks Related to Our Business
Our substantial debt could adversely affect our business.
          We have a significant amount of debt. As of September 30, 2005, we had $352.3 million of debt outstanding, $67.3 million of which was secured indebtedness, and had $184.2 million of additional borrowing capacity available under our senior secured credit facility. As of September 30, 2005, we had

$285.0 million in senior notes outstanding. We intend to borrow under our senior secured credit facility substantially all of the cash needed to pay the conversion consideration to holders of Series A preferred stock and the costs and expenses of the conversion offer. If all outstanding shares of Series A preferred stock are converted pursuant to the conversion offer, our debt outstanding as of September 30, 2005 would be $369.9 million on a pro forma basis, of which $84.9 million would be secured indebtedness. In addition, subject to the terms of the senior secured credit facility and the indenture governing our senior notes, we may also incur additional indebtedness, including secured debt, in the future.
          The degree to which we are leveraged could have important adverse consequences to us. For example, it could:

•	make it difficult for us to make payments on or otherwise satisfy our obligations with respect to our indebtedness;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes;

•	limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business, regulatory and economic conditions in our industry;

•	place us at a competitive disadvantage against our less leveraged competitors;

•	subject us to increased costs, to the extent of the portion of our indebtedness that is subject to floating interest rates; and

•	cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable.
          In addition, our ability to generate cash flow from operations sufficient to make scheduled payments on our debt as they become due will depend on our future performance, our ability to successfully implement our business strategy and our ability to obtain other financing. Our indebtedness could also adversely affect our financial position and make it more difficult for us to fulfill our obligations under the Series A preferred stock.
The agreements that govern our senior secured credit facility and our senior notes contain various covenants that limit our discretion in the operation of our business.
          The agreements and instruments that govern our senior secured credit facility and our senior notes contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur more debt;

•	pay dividends, purchase company stock or make other distributions;

•	make certain investments and payments;

•	create liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate; and

•	transfer or sell assets.
          Our ability to comply with these covenants is subject to various risks and uncertainties. In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios required by our senior indebtedness. Any failure by us to comply with and maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to, the acceleration of the maturity of, and the termination of the commitments to make further extension of credit under, a substantial portion of our debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.
If we fail to meet our payment or other obligations under our senior secured credit facility, the lenders under our senior secured credit facility could foreclose on, and acquire control of, substantially all of our assets.
          In connection with the incurrence of indebtedness under our senior secured credit facility, the lenders under that facility have received a pledge of all of the capital stock of our existing domestic subsidiaries and any future domestic subsidiaries. Additionally, these lenders have a lien on substantially all of our domestic assets, including our existing and future accounts receivables, cash, general intangibles, investment property and real property. As a result of these pledges and liens, if we fail to meet our payment or other obligations under our senior secured credit facility, the lenders under the credit agreement would be entitled to foreclose on substantially all of our assets and liquidate these assets. Under those circumstances, we may not have sufficient funds to pay any liquidation preference or dividends on the Series A preferred stock, if and when such amounts become due and payable. As a result, you may lose a portion of or the entire value of your investment in the Series A preferred stock.
Our net sales, net income and growth depend largely on the economic strength of the geographic markets that we serve, and if these markets become weaker we could suffer decreased sales and net income.
          Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, new construction and building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures. Over the past few years, many companies significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures slowed considerably as a result of a weakening of the U.S. and foreign economies. As a result, our net sales and financial results declined significantly in recent years. Beginning in 2004, we have seen an improvement in these markets; however, if they were to weaken, we could suffer decreased sales and net income.
The markets for our products are highly competitive, and if we fail to invest in product development, productivity improvements and customer service and support, the sale of our products could be adversely affected.
          The markets for copper, aluminum and fiber optic wire and cable products are highly competitive, and some of our competitors may have greater financial resources than us. We compete with at least one major competitor with respect to each of our business segments. Many of our products are made to common specifications and therefore may be fungible with competitors’ products. Accordingly, we are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specific customer needs.
          We believe our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development, productivity improvements and customer service and support in order to compete in our markets. Furthermore, an increase in imports of products competitive with our products could adversely affect our sales.

Our business is subject to the economic and political risks of maintaining facilities and selling products in foreign countries.
          During the nine fiscal months ended September 30, 2005, approximately 33% of our sales and approximately 37% of our assets were in markets outside North America. Our operations outside North America generated approximately $48.4 million of our cash flows from operations and the North American operations generated $26.5 million of cash flows from operations during this period. Our financial results may be adversely affected by significant fluctuations in the value of the U.S. dollar against foreign currencies or by the enactment of exchange controls or foreign governmental or regulatory restrictions on the transfer of funds. In addition, negative tax consequences relating to repatriating certain foreign currencies, particularly cash generated by our operations in Spain, may adversely affect our cash flows. Furthermore, our foreign operations are subject to risks inherent in maintaining operations abroad, such as economic and political destabilization, international conflicts, restrictive actions by foreign governments, nationalizations, changes in regulatory requirements, the difficulty of effectively managing diverse global operations and adverse foreign tax laws.
Changes in industry standards and regulatory requirements may adversely affect our business.
          As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the Electronics Industries Association and the Canadian Standards Association. In addition, many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event we are unable to meet any such standards when adopted, our business could be adversely affected.
          In addition, changes in the legislative environment could affect the growth and other aspects of important markets served by us. In September 2005, President George H.W. Bush signed into law the Energy Policy Act of 2005. This law was enacted to establish a comprehensive, long-range national energy policy. Among other things, it provides tax credits and other incentives for the production of traditional sources of energy, as well as alternative energy sources, such as wind, wave, tidal and geothermal power generation systems. Although we are studying the impact that this legislation may have on us and our financial results, we cannot presently predict what this impact will be. We also cannot predict the impact that changes in laws or industry standards that may be adopted in the future could have on our financial results, cash flows or financial position.
Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.
          Technological developments could have a material adverse effect on our business. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or an increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and may have a material adverse effect on our business. While we do manufacture and sell fiber optic cables, any erosion of our sales of copper cables due to increased market demand for fiber optic cables would most likely not be offset by an increase in sales of our fiber optic cables.
          Also, advancing wireless technologies, as they relate to network and communications systems, may represent an alternative to certain copper cables we manufacture and reduce customer demand for premise wiring. Traditional telephone companies are facing increasing competition within their respective territories from, among others, voice over Internet protocol, or “VoIP,” providers and wireless carriers. Wireless communications depend heavily on a fiber optic backbone and do not depend as much on copper-based systems. An increase in the acceptance and use of VoIP and wireless technology, or the introduction of new wireless or fiber-optic based technologies, may have a material adverse effect on our marketability and profitability. If wireless technology were to significantly erode the markets for copper-based systems, our sales of copper premise cables could face downward pressure.

Volatility in the price of copper and other raw materials, as well as fuel and energy, could adversely affect our businesses.
          The costs of copper and aluminum, the most significant raw materials we use, have been subject to considerable volatility over the years. Volatility in the price of copper, aluminum, polyethylene, petrochemicals, and other raw materials, as well as fuel, natural gas and energy, will in turn lead to significant fluctuations in our cost of sales. Additionally, sharp increases in the price of copper can also reduce demand if customers decide to defer their purchases of copper wire and cable products or seek to purchase substitute products. Moreover, we do not engage in activities to hedge the underlying value of our copper and aluminum inventory. Although we attempt to reflect copper and other raw material price changes in the selling price of our products, there is no assurance that we can do so successfully or at all in the future.
Interruptions of supplies from our key suppliers may affect our results of operations and financial performance.
          Interruptions of supplies from our key suppliers, including as a result of Hurricanes Katrina and Rita, could disrupt production or impact our ability to increase production and sales. During 2003, our copper rod mill plant produced approximately 62% of the copper rod used in our North American operations, and two suppliers provided an aggregate of approximately 68% of our North American copper purchases. During the second quarter of 2004, the Company’s rod mill facility ceased operations. All copper rod used in our North American operations is now externally sourced; our largest supplier of copper rod accounted for approximately 68% of our North American purchases in the first nine fiscal months of 2005. Any unanticipated problems with our copper rod suppliers could have a material adverse effect on our business. Additionally, we use a limited number of sources for most of the other raw materials that we do not produce. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail to continue the supply of material or components for any reason, including their business failure, inability to obtain raw materials or financial difficulties. Moreover, identifying and accessing alternative sources may increase our costs.
Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.
          As of September 30, 2005, approximately 61% of our employees were represented by various labor unions. During the five calendar years ended December 31, 2004, we have experienced only two strikes, which were settled on satisfactory terms. On March 31, 2005, union workers at our Lincoln, Rhode Island manufacturing facility commenced a labor strike. We negotiated a new four-year agreement with the local union, which agreement was ratified by the local union’s members on April 2, 2005. This strike did not have a significant impact on our financial results for the first fiscal quarter of 2005.
          We are parties to labor agreements with unions that represent employees at many of our operational facilities. Labor agreements expired at three facilities in 2005 and were successfully renegotiated. Labor agreements are to expire at three facilities in 2006. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could adversely affect our ability to deliver certain products and our financial results.
Our inability to continue to achieve productivity improvements may result in increased costs.
          Part of our business strategy is to increase our profitability by lowering costs through improving our processes and productivity. In the event we are unable to continue to implement measures improving our manufacturing techniques and processes, we may not achieve desired efficiency or productivity levels and our manufacturing costs may increase. In addition, productivity increases are related in part to factory utilization rates. Our decreased utilization rates over the past few years have adversely impacted productivity. However, we have experienced an increase in utilization rates in 2005.
We are substantially dependent upon distributors and retailers for non-exclusive sales of our products and they could cease purchasing our products at any time.
          During 2004 and the first nine fiscal months of 2005, approximately 38% of our domestic net sales were made to independent distributors and three of our ten largest customers were distributors. Distributors accounted for a substantial portion of sales of our communications products and industrial & specialty products. During 2004 and the first nine fiscal months of 2005, approximately 13% and 12%, respectively, of our domestic net sales were to retailers, and the two largest retailers, The Home Depot and AutoZone, accounted for approximately 2.7% and 2.3%, respectively, of our net sales in 2004 and 4.5% and 3.2%, respectively, of our net sales for the first nine fiscal months of 2005.
          These distributors and retailers are not contractually obligated to carry our product lines exclusively or for any period of time. Therefore, these distributors and retailers may purchase products that compete with our products or cease purchasing our products at any time. The loss of one or more large distributors or retailers could have a material adverse effect on our ability to bring our products to end users and on our results of operations. Moreover, a downturn in the business of one or more large distributors or retailers could adversely affect our sales and could create significant credit exposure.
We face pricing pressures in each of our markets that could adversely affect our results of operations and financial performance.
          We face pricing pressures in each of our markets as a result of significant competition or over-capacity, and price levels for most of our products declined over the past few years. While we will work toward reducing our costs to respond to the pricing pressures that may continue, we may not be able to achieve proportionate reductions in costs. As a result of overcapacity and economic and industry downturn in the communications and industrial markets in particular, pricing pressures increased in 2002 and 2003, and continued into 2004. While we generally have been successful in raising prices to recover increased raw material costs, pricing pressures continued into 2005, and are expected for the foreseeable future. Further declines in prices, without offsetting cost reductions, would adversely affect our financial results.
If either of our uncommitted accounts payable or accounts receivable financing arrangements for our European operations is cancelled, our liquidity will be negatively impacted.
          Our European operations participate in arrangements with several European financial institutions that provide extended accounts payable terms to us. In general, the arrangements provide for accounts payable terms of up to 180 days. As of September 30, 2005, the arrangements had a maximum availability limit of the equivalent of approximately $139 million, of which approximately $107 million was drawn. We do not have firm commitments from these European financial institutions requiring them to continue to extend credit and they may decline to advance additional funding. We also have an approximate $40 million Euro-denominated uncommitted facility in Europe, which allows us to sell at a discount, with limited recourse, a portion of our accounts receivable to a financial institution. As of September 30, 2005, this accounts receivable facility was not drawn upon. We do not have a firm commitment from this institution to purchase our accounts receivable. Should the availability under these arrangements be reduced or terminated, we would be required to negotiate longer payment terms with our suppliers or repay the outstanding obligations with our suppliers under these arrangements over 180 days and seek alternative financing arrangements which could increase our interest expense. We cannot assure you that such longer payment terms or alternate financing will be available on favorable terms or at all. Failure to obtain alternative financing arrangements in such case would negatively impact our liquidity.
          In addition, in order to avoid an event of default under our senior secured credit facility, we must maintain foreign credit lines of at least the equivalent of $80.0 million during those periods when our average excess available funds under our senior secured credit facility is less than $100.0 million for a period of three consecutive months.
We may be required to take additional charges in connection with plant closures and certain charges to our earnings in future periods in connection with our inventory accounting practices.
          During 2004, we closed two industrial manufacturing locations, refocused operations at another industrial manufacturing location and ceased operations at our copper rod mill. We incurred net charges of $7.4 million ($4.7 million of which were cash) in 2004 related to these activities which are now complete. We continuously evaluate our ability to more efficiently utilize existing manufacturing capacity which may require additional future charges.
          In June 2005, we decided to close one of our manufacturing plants located in Bonham, Texas. At that time, we also decided to close our fiber optic military and premise cable manufacturing plant located in Dayville, Connecticut, and we recently relocated production from this plant to our recently acquired facility in Franklin, Massachusetts, which currently produces copper as well as some fiber optic communications products. The total cost of these closures is currently estimated to be approximately $26.5 million. Total costs recorded during the nine months ended September 30, 2005 with respect to these closures were $19.6 million.
          As a result of volatile copper prices, the replacement cost of our copper inventory exceeded its historic LIFO cost by approximately $38 million and $13 million at December 31, 2004 and 2003, respectively, and by approximately $65.0 million at September 30, 2005. If we were not able to recover the LIFO value of our inventory at a profit in some future period when replacement costs were lower than the LIFO value of the inventory, we would be required to take a charge to recognize on our income statement all or a portion of the higher LIFO value of the inventory. During 2002 and 2003, we recorded a $2.5 million and a $0.5 million charge, respectively, for the liquidation of LIFO inventory in North America as we significantly reduced our inventory levels. During 2004, we increased inventory quantities and therefore there was not a liquidation of LIFO inventory impact in this period. During the nine fiscal months ended September 30, 2005, we reduced our copper inventory quantities in North America and we do not expect to replace these inventories by year end, which resulted in a $2.4 million gain since LIFO inventory quantities were reduced in a period when replacement costs where higher than the LIFO value of the inventory. If LIFO inventory quantities are reduced in a future period when replacement costs exceed the LIFO value of the inventory, we would experience an increase in reported earnings. Conversely, if LIFO inventory quantities are reduced in a future period when replacement costs are lower than the LIFO value of the inventory, we would experience a decline in reported earnings.
We are subject to certain asbestos litigation and unexpected judgments or settlements could have a material adverse effect on our financial results.
          There are approximately 9,700 pending non-maritime asbestos cases involving our subsidiaries. The majority of these cases involve plaintiffs alleging exposure to asbestos-containing cable manufactured by our predecessors. In addition to our subsidiaries, numerous other wire and cable manufacturers have been named as defendants in these cases. Our subsidiaries have also been named, along with numerous other product manufacturers, as defendants in approximately 33,260 suits in which plaintiffs alleged that they suffered an asbestos-related injury while working in the maritime industry. These cases are referred to as MARDOC cases and are currently managed under the supervision of the U.S. District Court for the Eastern District of Pennsylvania. On May 1, 1996, the District Court ordered that all pending MARDOC cases be administratively dismissed without prejudice and the cases cannot be reinstated, except in certain circumstances involving specific proof of injury. We cannot assure you that any judgments or settlements of the pending non-maritime and/or MARDOC asbestos cases or any cases which may be filed in the future will not have a material adverse effect on our financial results, cash flows or financial position. Moreover, certain of our insurers may be financially unstable and in the event one or more of these insurers enter into insurance liquidation proceedings, we will be required to pay a larger portion of the costs incurred in connection with these cases.

Environmental liabilities could potentially adversely impact us and our affiliates.
          We are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us and our affiliates. A risk of environmental liability is inherent in our and our affiliates’ current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us or our affiliates. Under certain environmental laws, we could be held jointly and severally responsible for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. We and our affiliates have been named as potentially responsible parties in proceedings that involve environmental remediation. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial results, cash flows or financial condition.
Growth through acquisition has been a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions.
          Growth through acquisition has been, and is expected to continue to be, a significant part of our strategy. For example, in October 2005 we announced the agreement in principle to acquire Silec, the wire and cable manufacturing business of SAFRAN SA, a diverse, global high-technology company based in Paris, France. We regularly evaluate possible acquisition candidates. We cannot assure you that we will be successful in identifying, financing and closing acquisitions at favorable prices and terms. Potential acquisitions may require us to issue additional shares of stock or obtain additional or new financing, and such financing may not be available on terms acceptable to us, or at all. The issuance of our common or preferred shares may dilute the value of shares held by our equityholders. Further, we cannot assure you that we will be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.
Terrorist attacks and other attacks or acts of war may adversely affect the markets in which we operate and our profitability.
          The attacks of September 11, 2001 and subsequent events, including the military action in Iraq, have caused and may continue to cause instability in our markets and have led and may continue to lead to, further armed hostilities or further acts of terrorism worldwide, which could cause further disruption in our markets. Acts of terrorism may impact any or all of our facilities and operations, or those of our customers or suppliers and may further limit or delay purchasing decisions of our customers. Depending on their magnitude, acts of terrorism or war could have a material adverse effect on our business, financial results, cash flows and financial position.
          We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, we do not carry terrorism insurance coverage. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities. Depending on the specific circumstances of each affected facility, it is possible that we could be liable for indebtedness or other obligations related to the facility. Any such loss could materially and adversely affect our business, financial results, cash flows and financial position.

If we fail to retain our key employees, our business may be harmed.
          Our success has been largely dependent on the skills, experience and efforts of our key employees, and the loss of the services of any of our executive officers or other key employees could have an adverse effect on us. The loss of our key employees who have intimate knowledge of our manufacturing process could lead to increased competition to the extent that those employees are hired by a competitor and are able to recreate our manufacturing process. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel, who are in great demand.
Declining returns in the investment portfolio of our defined benefit plans could increase the volatility in our pension expense and require us to increase cash contributions to the plans.
          Pension expense for the defined benefit pension plans sponsored by us is determined based upon a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. During the fourth quarter of 2002, as a result of declining returns in the investment portfolio of our defined benefit pension plans, we were required to record a minimum pension liability equal to the underfunded status of our plans. As of December 31, 2003, the defined benefit plans were underfunded by approximately $39.9 million based on the actuarial methods and assumptions utilized for purposes of the applicable accounting rules and interpretations. During 2004, investment performance improved and as a result, the defined benefit plans were underfunded by approximately $33.0 million at December 31, 2004. We have experienced volatility in our pension expense and an increase in our cash contributions to our defined benefit pension plan. Pension expense for our defined benefit plans decreased from $8.4 million in 2003 to $5.5 million in 2004 and our required cash contributions increased to $13.0 million in 2004 from $6.1 million in 2003. In 2005, pension expense for our defined benefit plans is expected to decrease approximately $0.7 million from 2004, primarily due to improved investment performance during 2004 in the market value of assets held and cash contributions are expected to decrease by $2.2 million. In the event that actual results differ from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and an increase in future pension expense and cash contributions.
An ownership change could result in a limitation of the use of our net operating losses.
          As of December 31, 2004, we had net operating loss, or NOL, carryforwards of approximately $202 million available to reduce taxable income in future years. Specifically, we generated NOL carryforwards of approximately $148 million between 2000 and 2004. These NOL carryforwards will not begin to expire until 2020. We also have other NOL carryforwards that are subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. These Section 382 limited NOL carryforwards expire in varying amounts from 2006 to 2009. The total Section 382 limited NOL carryforwards that may be utilized prior to expiration is estimated at approximately $54 million.
          Our ability to utilize our NOL carryforwards may be further limited by Section 382 if we undergo an ownership change as a result of the sale of our stock by holders of our equity securities or as a result of subsequent changes in the ownership of our outstanding stock. We would undergo an ownership change if, among other things, the stockholders, or group of stockholders, who own or have owned, directly or indirectly, 5% or more of the value of our stock or are otherwise treated as 5% stockholders under Section 382 and the regulations promulgated thereunder increase their aggregate percentage ownership of our stock by more than 50% over the lowest percentage of our stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOL carryforwards and certain recognized built-in losses. The limitation imposed by Section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate in effect at the time of the ownership change. By way of example, the long-term tax-exempt rate is 4.24% as of November 2005. Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present in assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change.
          Based upon our review of the aggregate change in percentage ownership during the current testing period and subject to any unanticipated increases in ownership by our “five percent shareholders” (as described above) with respect to our outstanding stock, we do not believe that we will experience a change in ownership as a result of the conversion offer. However, such a determination is complex and there can be no assurance that the Internal Revenue Service could not successfully challenge our conclusion. In addition, there are circumstances beyond our control, such as the purchase of our stock by investors who are existing 5% shareholders or become 5% shareholders as a result of such purchase, which could result in an ownership change with respect to our stock. Even if the conversion offer does not cause an ownership change to occur, our November 2003 stock issuances used a large portion of our available 50% ownership shift limitation, and we may not be able to engage in significant transactions, including making significant issuances of our stock, that would create a further shift in ownership within the meaning of Section 382 within the subsequent three-year period without triggering an ownership change. Thus, while it is our general intention to maximize utilization of our NOL carryforwards by avoiding the triggering of an ownership change, there can be no assurance that our future actions or future actions by our stockholders will not result in the occurrence of an ownership change, which will result in limitations in our utilization of the NOL and negatively affect cash flows.
If we are required to classify our Series A preferred stock as debt in the future, our balance sheet will be adversely affected.
          Upon issuance, our Series A preferred stock was classified as equity on our balance sheet in accordance with Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150, since our Series A preferred stock contains a substantive conversion feature. Under SFAS 150, our Series A preferred stock will remain classified as equity until and unless it becomes certain that the conversion feature will not be exercised by the holders. If it were to become certain that the holders of our Series A preferred stock will not exercise their conversion rights, we would be required to reclassify our Series A preferred stock as a liability on our balance sheet. Additionally, in adopting SFAS 150, the Financial Accounting Standards Board indicated that it is considering changes to the accounting treatment for certain instruments with both liability and equity characteristics. As a result, we cannot assume that our Series A preferred stock will continue to be classified as equity in future periods or that any series of preferred stock that we may issue in the future would qualify to be classified as equity on our balance sheet. However, any such reclassification of our Series A preferred stock would not, in any material respect, affect our compliance with the indenture governing our senior notes or our senior secured credit facility.
Risks Related to Our Capital Stock
          In addition to the risks discussed above in “— Risks Related to the Conversion Offer” and “— Risks Related to Our Business,” the following risks, among others, are important to an investment in our capital stock:
Our Series A preferred stock ranks junior to all of our liabilities as well as the liabilities of our subsidiaries.
          The ranking of our Series A preferred stock with respect to the payment of dividends and upon liquidation, dissolution or winding up may prevent us from paying cash dividends. Our Series A preferred stock ranks junior in right of payment to all of our existing and future liabilities, including our obligations under our senior secured credit facility and our senior notes. In the event that we do not have sufficient funds to pay both our debt service and accrued dividends on our Series A preferred stock, we will first limit or stop paying such dividends to holders of Series A preferred stock until all amounts due on our liabilities are paid.

          In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay the liquidation preference of and accrued dividends on, our Series A preferred stock only after all our indebtedness and other liabilities have been paid. In addition, our Series A preferred stock effectively ranks junior to all existing and future liabilities of our subsidiaries and the capital stock (other than common stock) of our subsidiaries held by third parties. The rights of holders of our Series A preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary ranks junior to the prior claims of that subsidiary’s creditors and equity holders. As of September 30, 2005, we had total consolidated liabilities of $961.8 million. In the event of our bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining to pay amounts due on any or all shares of our preferred stock then outstanding.
We may not be able to pay the purchase price of our Series A preferred stock upon a change of control if the holders exercise their right to require us to purchase such securities.
          If we undergo a change of control, subject to limited exceptions, we will be required to offer to purchase our Series A preferred stock at a purchase price equal to 100% of the then liquidation preference, plus accrued, unpaid and accumulated dividends. Under certain circumstances, we will have the option to pay for those shares either in cash or in shares of our common stock valued at a discount of 5% from the market price of our common stock.
          Under the terms of our senior secured credit facility, however, we are prohibited from paying the purchase price of our Series A preferred stock in cash. To permit us to do so, we would need to amend our senior secured credit facility with the consent of the lenders under that facility. Our future credit facilities and other existing and future indebtedness may contain similar restrictions.
Issuances of additional series of preferred stock could adversely affect holders of our common stock.
          Our board of directors is authorized to issue additional series of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.
Provisions in our constituent documents could make it more difficult to acquire our company.
          Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may discourage, delay or prevent a third party from acquiring us, even if doing so would be beneficial to our stockholders. Under our amended and restated certificate of incorporation, only our board of directors may call special meetings of stockholders, and stockholders must comply with advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings. Directors may be removed by stockholders only for cause and only by the effective vote of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class. Additionally, agreements with certain of our executive officers may have the effect of making a change of control more expensive and, therefore, less attractive.
          Pursuant to our amended and restated certificate of incorporation, our board of directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, conversion rights, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the further effect of impeding or discouraging the acquisition of control of our company.
Holders of our preferred stock have no rights as common stockholders until they acquire our common stock.
          Until preferred stockholders acquire shares of our common stock upon conversion of our preferred stock, they will have no rights with respect to our common stock, including voting rights (except as required by applicable state law or our amended and restated certificate of incorporation, and as described under “Description of Our Series A Preferred Stock — Voting Rights”), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, they will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date.

QUESTIONS AND ANSWERS ABOUT THE CONVERSION OFFER
          These answers to questions that you may have as a holder of shares of our Series A preferred stock are highlights of selected information included elsewhere or incorporated by reference in this conversion offer prospectus. To fully understand the conversion offer and the other considerations that may be important to your decision about whether to participate in it, you should carefully read this conversion offer prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this conversion offer prospectus. See “Incorporation of Certain Documents by Reference.” For further information about us, see the section of this conversion offer prospectus entitled “Where You Can Find More Information.”
Why are you making the conversion offer?
          We are making the conversion offer to reduce our ongoing fixed dividend obligations and to improve the trading liquidity of our common stock. The conversion offer allows current holders of shares of Series A preferred stock to receive a cash premium, discussed below, in addition to the number of shares of common stock that they would otherwise receive upon conversion of the Series A preferred stock.
How many shares of Series A preferred stock are being sought in the conversion offer?
          We are offering to convert all outstanding shares of the Series A preferred stock into our common stock. As of November 4, 2005, 2,069,907 shares of Series A preferred stock were outstanding.
What will I receive in the conversion offer if I surrender my shares of Series A preferred stock for conversion and they are accepted?
          For each share of Series A preferred stock you validly surrender as part of the conversion offer and we accept for conversion, you will receive:

•	a cash premium payment equal to $7.88, subject to adjustment; and

•	4.998 shares of our common stock, which is equal to the number of shares that you would otherwise receive upon conversion of a share of Series A preferred stock, subject to adjustment as provided in the terms of the Series A preferred stock, and less any fractional shares; and

•	an amount in cash equal to the accrued but unpaid and accumulated dividends on each share of Series A preferred stock from and after November 24, 2005, the last dividend payment date prior to the expiration date of the conversion offer, up to, but not including, the settlement date.
In this conversion offer prospectus, we refer to the aggregate of the cash payments described above as the “conversion consideration.” We are not required to issue fractional shares of common stock upon conversion of the Series A preferred stock in the conversion offer. Instead, we will pay a cash adjustment for all fractional shares based upon the market price of the common stock on the second business day before the settlement date of the conversion.
          Your right to receive the above consideration in the conversion offer is subject to all of the conditions set forth in this conversion offer prospectus and the related letter of transmittal.
When will I receive the conversion consideration for surrendering my shares of Series A preferred stock pursuant to the conversion offer?
          Assuming that we have not previously elected to terminate the conversion offer, shares of Series A preferred stock validly surrendered for conversion in accordance with the procedures described in this conversion offer prospectus and the letter of transmittal before 5:00 p.m., New York City time, on the expiration date will, upon the terms and subject to the conditions of the conversion offer, including all conditions thereto, be accepted for conversion and payment of the conversion consideration, and payments will be made on the settlement date. The settlement date will occur promptly after the expiration date, and we expect that the settlement date will occur within three business days after the expiration date. If the conversion offer is not completed, no such conversion will occur, no payments will be made and we will return your shares of Series A preferred stock. We must waive or satisfy all conditions to the conversion offer on or prior to the expiration date to accept any shares of Series A preferred stock for conversion in the conversion offer.
How does the consideration I will receive if I convert my shares of Series A preferred stock in the conversion offer compare to the payments I would receive on the shares of Series A preferred stock if I do not convert now?
          If you do not surrender shares of Series A preferred stock pursuant to the conversion offer, you will receive, when, as and if declared by our board of directors, dividend payments at an annual rate of 5.75% of the liquidation preference per share, accruing from the beginning of each relevant dividend period. Dividend payments are made quarterly in arrears on February 24, May 24, August 24 and November 24 of each year through November 24, 2013 or until such earlier time as they are converted into common stock or redeemed by us. See “Description of Our Series A Preferred Stock — Dividends.” You will also continue to have the right to convert your shares of Series A preferred stock into common stock in accordance with their terms, subject to our right, on or after November 24, 2008, to redeem all or any portion of the Series A preferred stock at 100% of the then liquidation preference per share, plus accrued, unpaid and accumulated dividends thereon. If you do not surrender your shares of Series A preferred stock in the conversion offer, you will not be entitled to receive any conversion consideration as part of the conversion offer.
          If, however, you participate in the conversion offer, for each share of Series A preferred stock converted pursuant to such offer, you will receive the number of shares of common stock and the cash conversion consideration described above in “— What will I receive in the conversion offer if I surrender my shares of Series A preferred stock for conversion and they are accepted?”
How will you finance payment of the cash portion of the conversion consideration?
          Assuming full participation, we estimate that we will need approximately $17.6 million in cash to complete the conversion offer, including the payment of the cash portion of the conversion consideration and all estimated fees and expenses incurred in connection with the conversion offer. We currently intend to pay the cash needed to complete the conversion offer with amounts borrowed under our senior secured credit facility.
What other rights will I lose if I convert my shares of Series A preferred stock in the conversion offer?
          If you validly surrender your shares of Series A preferred stock and we accept them for conversion, you would lose the rights of a holder of Series A preferred stock, which are described in “Comparison of Rights Between the Series A Preferred Stock and Our Common Stock.” For example, you would lose the right to receive quarterly dividends, when, if and as declared by the board of directors. You would also lose the right to receive, out of our assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the Series A preferred stock (including common stock), a liquidation preference in the amount of $50.00 per share of Series A preferred stock, plus accumulated and unpaid dividends, upon our voluntary or involuntary liquidation, winding up or dissolution.
Will I be entitled to receive any dividend that may be paid on the Series A preferred stock on the November 24, 2005 dividend payment date if I surrender my Series A preferred stock in the conversion offer prior to November 24th?
          Yes, assuming you held your shares of Series A preferred stock as of October 31, 2005, the record date for the November 24, 2005 dividend. Because the conversion offer will remain open until

December 9, 2005, if you validly surrender your shares of Series A preferred stock in the conversion offer prior to November 24, 2005 and we accept them for conversion, you will still retain the right to receive a cash payment of the dividend on the Series A preferred stock that we declared and will pay with respect to the November 24, 2005 dividend payment date.
May I convert only a portion of the shares of Series A preferred stock that I hold?
          Yes. You do not have to convert all of your shares of Series A preferred stock to participate in the conversion offer.
If the conversion offer is consummated and I do not participate in the conversion offer or I do not convert all of my shares of Series A preferred stock in the conversion offer, how will my rights and obligations under my remaining outstanding shares of Series A preferred stock be affected?
          The terms of your shares of Series A preferred stock, if any, that remain outstanding after the consummation of the conversion offer will not change as a result of the conversion offer.
What do you intend to do with the shares of Series A preferred stock that are converted in the conversion offer?
          Shares of Series A preferred stock accepted for conversion by us in the conversion offer will be retired and cancelled.
Are you making a recommendation regarding whether I should participate in the conversion offer?
          We are not making any recommendation regarding whether you should convert or refrain from converting your shares of Series A preferred stock in the conversion offer. Accordingly, you must make your own determination as to whether to convert your shares of Series A preferred stock in the conversion offer and, if so, the number of shares of Series A preferred stock to convert. Before making your decision, we urge you to carefully read this conversion offer prospectus in its entirety, including the information set forth in the section of this conversion offer prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this conversion offer prospectus.
Will the common stock to be issued in the conversion offer be freely tradable?
          Yes. The shares of our common stock to be issued in the conversion offer have been approved for listing on the New York Stock Exchange under the symbol “BGC.” Generally, the common stock you receive in the conversion offer will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act. For more information regarding the market for our common stock, see the section of this conversion offer prospectus entitled “Market for Our Common Stock and Series A Preferred Stock.”
What are the conditions to the conversion offer?
          The conversion offer is conditioned upon:

•	our ability to amend the terms of our senior secured credit facility to permit us to pay holders of our Series A preferred stock a cash premium to convert such shares into common stock;

•	our ability to borrow the aggregate amount of the cash premium payment and the fees and expenses associated with the conversion offer under our senior secured credit facility;

•	the effectiveness of the registration statement of which this conversion offer prospectus forms a part; and

•	the other closing conditions described in “The Conversion Offer — Conditions to the Conversion Offer.”

          The conversion offer is not conditioned upon any minimum number of shares of Series A preferred stock being surrendered for conversion. We may waive certain conditions of this conversion offer. If any of the conditions are not satisfied or waived, we will not accept and convert any validly surrendered shares of Series A preferred stock. For more information regarding the conditions to the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Conditions to the Conversion Offer.”
How will fluctuations in the trading price of our common stock affect the consideration offered to holders of shares of Series A preferred stock?
          Our common stock is traded on the New York Stock Exchange under the symbol “BGC.” The last reported sale price of our common stock on November 4, 2005 was $17.00 per share. At present, each share of Series A preferred stock is immediately convertible into 4.998 shares of our common stock, which is equivalent to a conversion price of $10.004 per share.
          We are offering to convert each share of Series A preferred stock into 4.998 shares of common stock, subject to adjustment and less fractional shares, plus a cash premium payment of $7.88 per share. If the market price of our common stock declines, the then market value of the fixed portion of the shares of common stock you will receive in the conversion of your shares of Series A preferred stock will also decline. However, neither the number of shares of common stock nor the cash payment you would receive in the conversion offer will vary based on the trading price of our common stock. The trading price of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Conversion Offer — The market price and value of our common stock may fluctuate, and reductions in the price of our common stock could make the Series A preferred stock a less attractive investment.”
When does the conversion offer expire?
          The conversion offer will expire at 5:00 p.m., New York City time, on Friday, December 9, 2005, unless extended or earlier terminated by us.
Under what circumstances can the conversion offer be extended, amended or terminated?
          We reserve the right to extend the conversion offer for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the conversion offer in any respect prior to the expiration date of the conversion offer. Further, we may be required by law to extend the conversion offer if we make a material change in the terms of the conversion offer or in the information contained in this conversion offer prospectus or waive a material condition to the conversion offer. During any extension of the conversion offer, shares of Series A preferred stock that were previously surrendered for conversion and not validly withdrawn will remain subject to the conversion offer. We reserve the right, in our sole and absolute discretion, to terminate the conversion offer, at any time prior to the expiration date of the conversion offer if any condition to the conversion offer is not met. If the conversion offer is terminated, no shares of Series A preferred stock will be accepted for conversion and any shares of Series A preferred stock that have been surrendered for conversion will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Expiration Date and Amendments.”
How will I be notified if the conversion offer is extended, amended or terminated?
          If the conversion offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the conversion offer. For more information regarding notification of extensions, amendments or the termination of the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Expiration Date and Amendments.”
What risks should I consider in deciding whether or not to convert my Series A preferred stock?
          In deciding whether to participate in the conversion offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Series A preferred stock and our common stock that are described in the section of this conversion offer prospectus entitled “Risk Factors,” and the documents incorporated by reference in this conversion offer prospectus.
What are the material U.S. federal income tax considerations of my participating in the conversion offer?
          The conversion of the Series A preferred stock for common stock and cash (including cash received in exchange for fractional shares but other than cash received in respect of accrued but unpaid dividends) is likely to be taxable to you, at least in part. The determination of the extent to which you will incur a U.S. federal income tax liability will generally be based on the amount of cash that you receive and your basis in the Series A preferred stock at the time of the conversion. Any cash received in respect of accrued but unpaid dividends will likely also be taxable to you. For more details, please see the section of this conversion offer prospectus entitled “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the conversion offer.
How will the conversion offer affect the trading market for the shares of Series A preferred stock that are not exchanged?
          The Series A preferred stock is not listed on any national securities exchange and there is no established trading market for these shares. A substantial majority of the shares of Series A preferred stock are traded over-the-counter, and the remainder of these shares are traded on the PORTAL system of the National Association of Securities Dealers, Inc. If a sufficiently large number of shares of Series A preferred stock do not remain outstanding after the conversion offer, the trading market for the remaining outstanding shares of Series A preferred stock may become even less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Series A preferred stock. In such an event, your ability to sell your shares of Series A preferred stock not surrendered in the conversion offer may be impaired. See “Risk Factors — Risks Related to the Conversion Offer — You may have difficulty selling the Series A preferred stock that you do not convert.”
Are your financial condition and results of operations relevant to my decision to convert my shares as part of the conversion offer?
          Yes. The price of our common stock and the Series A preferred stock are closely linked to our financial condition and results of operations. For information about the accounting treatment of the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Accounting Treatment.”
Will you receive any cash proceeds from the conversion offer?
          No. We will not receive any cash proceeds from the conversion offer.
How do I convert my shares of Series A preferred stock in the conversion offer?
          If you beneficially own shares of Series A preferred stock that are held in the name of a broker or other nominee and wish to convert such shares of Series A preferred stock, you should promptly instruct your broker or other nominee to convert on your behalf. To convert shares of Series A preferred stock,

Mellon Investor Services LLC, the conversion agent, must receive, prior to the expiration date of the conversion offer:

•	either

•	the certificates representing such shares of Series A preferred stock and a duly executed and completed letter of transmittal, or

•	in the case of book-entry transfer, a timely confirmation of book-entry transfer of such shares of Series A preferred stock, and

•	either

•	a properly completed and executed letter of transmittal, or

•	a properly transmitted agent’s message through the automated tender offer program, or ATOP, of The Depository Trust Company, which we refer to in this conversion offer prospectus as the “depositary” or “DTC,” according to the procedure for book-entry transfer described in this conversion offer prospectus.
          For more information regarding the procedures for converting your shares of Series A preferred stock, see the section of this conversion offer prospectus entitled “The Conversion Offer — Procedures for Converting Shares of Series A Preferred Stock in the Conversion Offer.”
What happens if some or all of my shares of Series A preferred stock are not accepted for conversion?
          If we decide for any reason not to accept some or all of your shares of Series A preferred stock, the shares of Series A preferred stock not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the conversion offer by book entry transfer into the conversion agent’s account at DTC. DTC will credit any validly withdrawn or unaccepted shares of Series A preferred stock to your account at DTC. For more information, see the section of this conversion offer prospectus entitled “The Conversion Offer — Withdrawal Rights.”
Until when may I withdraw shares of Series A preferred stock previously surrendered for conversion?
          If not previously returned, you may withdraw shares of Series A preferred stock that were previously surrendered for conversion at any time until the conversion offer has expired. In addition, you may withdraw any shares of Series A preferred stock that you surrender that are not accepted for conversion by us after the expiration of 40 business days from November 9, 2005, if such shares have not been previously returned to you. For more information, see the section of this conversion offer prospectus entitled “The Conversion Offer — Withdrawal Rights.”
How do I withdraw shares of Series A preferred stock previously surrendered for conversion?
          To withdraw shares of Series A preferred stock previously surrendered for conversion, you must either give written notice of withdrawal which must be received by the conversion agent on or before the expiration date, or, in the case of book-entry transfer, you must comply with the appropriate procedures of DTC’s automated tender offer program. For more information regarding the procedures for withdrawing these shares, see the section of this conversion offer prospectus entitled “The Conversion Offer — Withdrawal Rights.”
Will I have to pay any fees or commissions if I convert my shares of Series A preferred stock in this conversion offer?
          If your shares of Series A preferred stock are held through a broker or other nominee who surrenders the Series A preferred stock on your behalf (other than those surrendered through the dealer manager), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Otherwise, you will not be required to pay any fees or commissions to us, the dealer manager, the conversion agent or the information agent in connection with the conversion offer.
With whom may I talk if I have questions about the conversion offer?
          If you have questions regarding the conversion offer, please contact the dealer manager, Merrill Lynch & Co. You may call Merrill Lynch toll-free at (888) 654-8637 or collect at (212) 449-4914. If you have questions regarding the procedures for converting your shares of Series A preferred stock in the conversion offer, please contact Mellon Investor Services LLC, the conversion agent, toll-free at (800) 685-4258. If you require additional conversion offer materials, please contact D.F. King & Co., Inc., the information agent, at (212) 269-5550. You may also write to any of these entities at one of their respective addresses set forth on the back cover of this conversion offer prospectus.

THE CONVERSION OFFER
Purpose and Effect
          The purposes of the conversion offer are to induce the conversion to common stock of any and all of the outstanding shares of Series A preferred stock to reduce our ongoing fixed dividend obligations and to improve the trading liquidity of our common stock by increasing the number of outstanding shares of common stock available for trading. The conversion offer allows current holders of shares of our Series A preferred stock to convert such shares into the right to receive a cash premium payment of $7.88 per share, subject to adjustment, plus accrued, unpaid and accumulated dividends thereupon, in addition to the shares of common stock that they would receive upon conversion of the Series A preferred stock. Any shares of Series A preferred stock that are converted in the conversion offer will be cancelled and retired.
Terms of the Conversion Offer
          Pursuant to the terms of the conversion offer, including the terms or conditions of any extension or amendment of the conversion offer, we will accept for conversion, and promptly convert pursuant to the terms of the Series A preferred stock and will pay the conversion consideration described below in respect of, all shares of Series A preferred stock validly surrendered for conversion pursuant to the conversion offer and not validly withdrawn (or, if withdrawn, validly re-surrendered after such withdrawal). We will make this payment by depositing with the conversion agent the conversion consideration in immediately available funds promptly after the expiration date. The conversion agent will act as agent for converting holders for the purpose of receiving payment from us and transmitting such payment to the converting holders. Under no circumstances will interest be paid on the conversion consideration in the event of any delay on behalf of the conversion agent in making payment.
          For each share of Series A preferred stock you validly surrender as part of the conversion offer and we accept for conversion, you will receive:

•	a cash premium payment equal to $7.88, subject to adjustment;

•	4.998 shares of our common stock, which is equal to the number of shares that you would otherwise receive upon conversion of a share of Series A preferred stock, subject to adjustment as provided in the terms of the Series A preferred stock and less any fractional shares; and

•	an amount in cash equal to the accrued but unpaid and accumulated dividends on each share of Series A preferred stock from and after November 24, 2005, the last dividend payment date prior to the expiration date of the conversion offer, up to, but not including, the settlement date.
          We are not required to issue fractional shares of common stock upon conversion of the Series A preferred stock in the conversion offer. Instead, we will pay a cash adjustment for all fractional shares based upon the market price of the common stock on the second business day before the settlement date of the conversion.
          Assuming that all of the 2,069,907 outstanding shares of Series A preferred stock are converted into common stock pursuant to the conversion offer, we estimate that the total amount of cash needed to complete the conversion offer, including the payment of all related fees and expenses, will be approximately $17.6 million. We will need to borrow substantially all of this cash under our senior secured credit facility. See “— Conditions to the Conversion Offer — Financing Conditions.” We currently have no alternative plan of conducting the conversion offer if we are unable to borrow under our senior secured credit facility the cash necessary to complete it. Other than such repayments of principal or interest as may be required pursuant to the terms of the senior secured credit facility, we have no present plans or arrangements to finance or repay any amounts borrowed in connection with the conversion offer.

          Subject to Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended, we reserve the right in our sole discretion and at any time to delay acceptance for conversion of, or payment of conversion consideration in respect of, shares of Series A preferred stock in order to comply with applicable law. See “— Conditions to the Conversion Offer.” In all cases, the conversion agent will make payment to holders of Series A preferred stock or beneficial owners of the conversion consideration for such shares surrendered for conversion pursuant to the conversion offer only after the conversion agent has received, prior to the expiration date:

•	either of the following:

(1) certificates representing the shares of Series A preferred stock to be converted in the conversion offer; or

(2) timely confirmation of a book-entry transfer of the shares of Series A preferred stock into the conversion’s agent account at DTC pursuant to the procedures set forth in this section; and

•	either of the following:

(1) a properly completed and duly executed letter of transmittal, together with any other forms, signatures, guarantees, documents or information that may be required thereby; or

(2) a properly transmitted agent’s message through ATOP.
          For purposes of this conversion offer, shares of Series A preferred stock surrendered for conversion will only be deemed to have been accepted for conversion and payment of conversion consideration if, as and when we give proper notice of such acceptance to the conversion agent.
          Converting holders will not be obligated to pay brokerage fees or commissions to the dealer manager, the information agent, the conversion agent or us. Converting holders will not be required to pay transfer taxes on the payment of the conversion consideration, except as provided in the letter of transmittal.
Expiration Date and Amendments
          The conversion offer will expire at 5:00 p.m., New York City time, on Friday, December 9, 2005, unless we, in our sole discretion, extend the conversion offer, in which case the term “expiration date” means the latest date and time to which we extend the conversion offer. In any event, the conversion offer will be open for at least 20 full business days.
          We also may extend the conversion offer or amend or terminate the conversion offer if any of the conditions described below under “— Conditions to the Conversion Offer” have not been satisfied or waived prior to the expiration date by giving proper notice to the conversion agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion and at any time, to amend the terms of the conversion offer in any manner permitted or not prohibited by applicable law. We will notify you as promptly as practicable of any extension, amendment or termination in accordance with applicable law. We will also file an amendment to the registration statement of which this conversion offer prospectus is a part with respect to any fundamental change in the conversion offer.
          If we determine to extend the conversion offer, then we will notify the conversion agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all shares of Series A preferred stock previously surrendered for conversion will remain subject to the conversion offer and may be accepted for conversion by us, except that surrendered shares may be validly withdrawn after the expiration date if the shares of Series A preferred stock have not been accepted for conversion after the expiration of 40 business days from November 9, 2005. Any shares of Series A preferred stock not accepted for conversion for any reason will be returned without expense to the surrendering holder promptly after the expiration or termination of the conversion offer.
Procedures for Surrendering Shares of Series A Preferred Stock for Conversion

Submission of Shares of Series A Preferred Stock
          The submission of shares of Series A preferred stock for conversion as described below and our acceptance of such shares will constitute a binding agreement between the converting holder and us upon the terms and conditions described in this conversion offer prospectus and in the accompanying letter of transmittal. Except as described below, a converting holder who wishes to submit shares of Series A preferred stock for conversion in response to the conversion offer must deliver the shares, together with a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the conversion agent at the address listed on the back cover page of this conversion offer prospectus prior to 5:00 p.m., New York City time, on Friday, December 9, 2005. All shares not converted in response to the conversion offer will be returned to the submitting holder at our expense as promptly as practicable following the expiration date.
          THE METHOD OF DELIVERY OF SHARES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.
          There are no guaranteed delivery procedures in connection with this conversion offer.

Book-Entry Delivery Procedures
          Any financial institution that is a participant in DTC may make book-entry delivery of the shares of Series A preferred stock by causing DTC to transfer such shares into the conversion agent’s account in accordance with that facility’s procedures for the transfer. In connection with a book-entry transfer, a letter of transmittal need not be transmitted to the conversion agent, as long as the book-entry transfer procedure is complied with prior to 5:00 p.m., New York City time, on the expiration date and an agent’s message (as defined below) is received by the conversion agent prior to 5:00 p.m., New York City time, on the expiration date. The term “agent’s message” means a message, transmitted by DTC to, and received by, the conversion agent, which states that (1) DTC has received an express acknowledgement from the participant in DTC submitting shares of Series A preferred stock for conversion, (2) the participant has received and agrees to be bound by the terms of the letter of transmittal and (3) we may enforce the agreement against the participant.

Signatures and Signature Guarantees
          Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the shares surrendered for conversion with that letter of transmittal are submitted (1) by a registered holder of the shares who has not completed either the box entitled “Special Conversion Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal is signed by a person other than the registered holder of the shares, the shares surrendered for conversion must either (1) be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a stock power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution. The term “registered holder” as used in this paragraph with respect to the shares of Series A preferred stock means any person in whose name such shares are registered on the books of the transfer agent and registrar for the shares.
          If any letter of transmittal, endorsement, stock power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by us, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to us in our sole discretion.

Beneficial Owners
          Any beneficial owner of the shares of Series A preferred stock whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to submit shares for conversion in the conversion offer should contact the broker, dealer, commercial bank, trust company or other nominee promptly and instruct it to have the registered holder submit such shares for conversion on the beneficial owner’s behalf. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Backup Withholding
          To prevent U.S. federal income tax backup withholding, each converting holder of Series A preferred stock that is a U.S. person generally must provide the conversion agent with the holder’s correct taxpayer identification number and certify that the holder is not subject to U.S. federal income tax backup withholding by completing the Form W-9 provided with the letter of transmittal. Each converting holder of shares that is not a U.S. person generally must provide the conversion agent with an applicable Form W-8, certifying that the holder is not a U.S. person and is not subject to U.S. federal income tax backup withholding. For a discussion of the material U.S. federal income tax considerations relating to backup withholding, see “Material U.S. Federal Income Tax Considerations.”

Determination of Validity
          We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any shares of Series A preferred stock surrendered for conversion pursuant to any of the procedures described above in our sole discretion, and this determination will be final and binding. We reserve the absolute right to reject any and all surrenders of any shares that we determine not to be in proper form or if our acceptance for conversion of, or payment of conversion consideration in respect of, such shares may, in our opinion or the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the conversion offer or any defect or irregularity in any surrender with respect to any holder’s shares, whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the conversion offer and the documents delivered in connection therewith will be final and binding. Neither we, nor the conversion agent, the dealer manager, the information agent, nor any other person, will be under any duty to give notification of any defects or irregularities in surrenders or will incur any liability for failure to give any such notification. If we waive our right to reject a defective surrender, the holder will be entitled to the conversion consideration.
Withdrawal Rights
          You may withdraw your submission of shares of Series A preferred stock for conversion at any time before the conversion offer expires. In addition, you may withdraw any previously surrendered shares of Series A preferred stock that are not accepted for conversion by us after the expiration of 40 business days from November 9, 2005, if such shares have not been previously returned to you.

          For a withdrawal to be effective, the conversion agent must receive a written or facsimile notice of withdrawal at its address listed on the back cover of this conversion offer prospectus. A facsimile transmission notice of withdrawal that is received prior to receipt of a surrender of shares sent by mail and postmarked prior to the date of the facsimile transmission of withdrawal will be treated as a withdrawn surrender. The notice of withdrawal must:

•	specify the name of the person who surrendered the shares to be withdrawn;

•	identify the shares to be withdrawn, including the number of shares and certificate number, or, in the case of shares surrendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC and the letter of transmittal;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which those shares were surrendered, including any required signature guarantee, or be accompanied by documents of transfer and properly completed irrevocable proxies sufficient to permit our transfer agent to register the transfer of those shares into the name of the depositor withdrawing the surrender; and

•	if certificates for shares have been transmitted, specify the name in which shares are registered if different from that of the withdrawing holder.
          If you have delivered or otherwise identified to the conversion agent the certificates for shares of Series A preferred stock, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible guarantor institution, unless the holder is an eligible guarantor institution.
          We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any shares so withdrawn will be deemed not to have been validly surrendered for purposes of the conversion offer. We will return any shares that have been surrendered but that are not converted for any reason to the holder, without cost, promptly after withdrawal, rejection of surrender or termination of the conversion offer. In the case of shares surrendered by book-entry transfer into the conversion agent’s account at DTC, the shares will be credited to an account maintained with DTC for the shares. You may re-surrender properly withdrawn shares by following one of the procedures described under “— Procedures for Surrendering Shares of Series A Preferred Stock for Conversion” at any time on or before the expiration date.
Conditions to the Conversion Offer

Financing Conditions
          Notwithstanding any other provision of the conversion offer, our obligation to accept shares of Series A preferred stock surrendered for conversion and to pay the related conversion consideration, are subject to and conditioned upon, unless waived, our ability to obtain an amendment to our existing senior secured credit facility to permit us to effect the conversion offer. This amendment will be required to complete the conversion offer because the terms of our senior secured credit facility prohibit us from paying cash upon the conversion of our Series A preferred stock. Our obligation to accept shares of Series A preferred stock surrendered for conversion and to pay the related conversion consideration is also conditioned upon our ability to borrow, before 5:00 p.m., New York City time, on the expiration date, on terms and conditions satisfactory to us, sufficient funds under this facility to pay the cash portion of the conversion consideration and the costs and expenses of this conversion offer. If we are unable to amend our senior secured credit facility or to borrow the necessary funds thereunder on terms and conditions satisfactory to us, we will not be required to accept for conversion pursuant to the conversion offer, pay conversion consideration in respect of, and may delay conversion and payment of conversion consideration in respect of, any shares of Series A preferred stock surrendered for conversion, in each event subject to Rule 14e-1(c) under the Exchange Act, and may terminate the conversion offer. We have already begun to have initial discussions with our lenders with respect to this amendment. We expect that we will return shares of Series A preferred stock surrendered for conversion promptly if we do not receive such funds on or before 5:00 p.m., New York City time, on the expiration date.

General Conditions
          Notwithstanding any other term of the conversion offer, and in addition to the other conditions described above, we will not be required to accept for conversion or to convert shares of Series A preferred stock if in our sole judgment:

•	the registration statement of which this conversion offer prospectus forms a part has not been declared effective by the SEC;

•	except as to holders who are or may be affiliates of us, the shares of common stock to be received will not be tradable by the holder without restriction under the Securities Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the conversion offer, or the making of any conversion by a holder of shares, would violate any applicable law, regulation or interpretation of the staff of the SEC;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental, regulatory or administrative agency or instrumentality or by any other person in connection with the conversion offer which, in our judgment:

•	is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects; or

•	would or might prohibit, prevent, restrict or delay consummation of the conversion offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality, that, in our sole judgment:

•	is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects; or

•	would or might prohibit, prevent, restrict or delay consummation of the conversion offer;

•	there shall have occurred or be likely to occur any event affecting our business or financial affairs that, in our sole judgment, would or might prohibit, prevent, restrict or delay consummation of the conversion offer;

•	there has occurred:

•	any general suspension of, or limitation on prices for, trading in securities in the U.S. securities or financial markets;

•	any significant adverse change in the price of the Series A preferred stock or the common stock;

•	a material impairment in the trading market for securities;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other financial markets;

•	any limitation that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions;

•	a commencement or escalation of war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or

•	in the case of any of the foregoing in existence on the date of this conversion offer prospectus, a material acceleration or worsening thereof.
          The conditions listed above are for our sole benefit and we may assert them prior to the expiration date regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part prior to the expiration date. If we waive these conditions, then we intend to continue the conversion offer for at least five business days after the waiver. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.
          We will not accept for conversion any shares of Series A preferred stock surrendered, and will not issue common stock in conversion for any surrendered shares of Series A preferred stock, if at that time a stop order is threatened or in effect with respect to the registration statement of which this conversion offer prospectus forms a part.
Resales of Common Stock Received Pursuant to the Conversion Offer
          Assuming that the registration statement of which this conversion offer prospectus forms a part is declared effective by the SEC, common stock received by holders of Series A preferred stock pursuant to this conversion offer may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the conversion must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.
Consequences of Failure to Convert Series A Preferred Stock in the Conversion Offer
          Holders who desire to convert their shares of Series A preferred stock into common stock in the conversion offer should allow sufficient time to ensure timely delivery. Neither we nor the conversion agent is under any duty to give notification of defects or irregularities with respect to the requests for conversion.
          Shares of Series A preferred stock that are not converted or are submitted for conversion but not accepted will, following the consummation of the conversion offer, continue to be subject to the provisions in our amended and restated certificate of incorporation regarding the transfer and exchange of the shares of Series A preferred stock and the existing restrictions on transfer set forth in the legend on the shares of Series A preferred stock and in the offering memorandum, dated November 24, 2003, relating to the issuance of such shares. In general, shares of Series A preferred stock, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We are presently obligated to keep a registration statement under the Securities Act effective with respect to resales of the Series A preferred stock and shares of common stock underlying such stock. However, we are only required to keep such registration statement effective until the earlier of November 24, 2005 or the date on which all shares of Series A preferred stock and the common stock underlying such shares have been sold under such registration statement, and there is no guarantee that we will keep this registration statement effective either before or after such time.
          Shares of Series A preferred stock that are not converted in the conversion offer will remain outstanding and continue to accrue dividends and will be entitled to the rights and benefits their holders have under the certificate of designations relating to the shares of Series A preferred stock. Holders of the Series A preferred stock that remain outstanding after consummation of the conversion offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the certificate of designations.
Accounting Treatment
          We are offering to pay a cash premium to holders of our Series A preferred stock who elect to convert their shares of Series A preferred stock into shares of our common stock in the conversion offer. The difference between the fair value of the consideration transferred to holders of the Series A preferred stock that convert their shares in the conversion offer and the fair value of common stock issuable pursuant to the original conversion terms, will be subtracted from net income to arrive at net income available to common shareholders and will affect the calculation of earnings per common share in the current period. The fees and expenses we incur in connection with the conversion offer will be recorded as a reduction of shareholders’ equity.
Appraisal Rights
          None of our stockholders will have any appraisal rights with respect to the conversion offer.

MARKET FOR OUR COMMON STOCK AND SERIES A PREFERRED STOCK
          Our common stock is listed on the New York Stock Exchange under the symbol “BGC.” Our Series A preferred stock is not traded or quoted on an established trading market, although a substantial majority of the shares of Series A preferred stock are traded over-the-counter, with the remainder of these shares being traded on the PORTALSM system of The NASDAQ Stock Market, Inc. The following table sets forth the high and low sales price on the New York Stock Exchange and dividends declared per share of our common stock and the high and low bid prices on the over-the-counter market and dividends declared for the Series A preferred stock during the periods shown. The over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Common Stock			Series A Preferred Stock

	High	Low	Dividends	High	Low	Dividends

Year Ended December 31, 2004:
First Fiscal Quarter	$9.19	$6.87	$—	$62.50	$45.00	$0.72
Second Fiscal Quarter	8.77	6.79	—	59.72	45.00	0.72
Third Fiscal Quarter	11.14	7.95	—	66.81	51.00	0.72
Fourth Fiscal Quarter	14.10	9.59	—	79.25	59.00	0.72
Year Ended December 31, 2005:
First Fiscal Quarter	$13.86	$11.10	—	$78.00	$65.00	$0.72
Second Fiscal Quarter	15.10	11.41	—	83.00	66.00	0.72
Third Fiscal Quarter	17.25	14.20	—	92.00	80.00	0.72
Fourth Fiscal Quarter (through November 1, 2005)	17.17	14.66	—	90.00	82.00	0.72
          On November 4, 2005, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $17.00 per share. On that date, there were approximately 2,195 holders of record of our common stock. We believe that as of that date there were over 8,750 beneficial owners of our common stock.
          On November 4, 2005, the average of the closing bid and asked price of the Series A preferred stock on the over-the-counter market was $91.00 per share. DTC is the sole holder of record of the Series A preferred stock. As of November 4, 2005, we believe there were approximately 130 beneficial owners of our Series A preferred stock.
          We paid a $0.05 per share dividend on our common stock each quarter beginning in the fourth quarter of 1997 and through the third quarter of 2002. In October 2002, as a result of an amendment to our then existing credit facility, our board of directors suspended the payment of the quarterly cash dividends on our common stock. The future payment of dividends on our common stock is subject to the discretion of our board of directors, restrictions under our outstanding Series A preferred stock, restrictions under our senior secured credit facility and the indenture governing our senior notes and the requirements of Delaware General Corporation Law and will depend upon general business conditions, our financial performance and other factors our board of directors may consider relevant. We do not expect to pay cash dividends on our common stock in the foreseeable future.

COMPARISON OF RIGHTS BETWEEN THE SERIES A PREFERRED STOCK AND
OUR COMMON STOCK
          The following describes the material differences between the rights of holders of the shares of Series A preferred stock and holders of shares of our common stock. While we believe that the description covers the material differences between the shares of Series A preferred stock and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire conversion offer prospectus and the other documents we refer to and that are incorporated herein by reference for a more complete understanding of the differences between being a holder of shares of Series A preferred stock and a holder of shares of our common stock.
Governing Document
          As a holder of Series A preferred stock, your rights currently are set forth in, and you may enforce your rights under, the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated by-laws, including the certificate of designations with respect to the Series A preferred stock. After completion of the conversion offer, holders of Series A preferred stock who receive shares of our common stock in the conversion offer will have their rights set forth in, and may enforce their rights under, the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated by-laws.
Dividends
          Holders of Series A preferred stock are entitled to receive, when, and if declared by our board of directors out of funds legally available for payment, cumulative quarterly dividends, as described in the section of this conversion offer prospectus entitled “Description of Our Series A Preferred Stock — Dividends.” Holders of shares of our common stock are entitled to receive ratable dividends as declared by our board of directors from time to time at its sole discretion, out of funds legally available for such purpose.
Liquidation Preference
          In the event of our winding-up or dissolution, each holder of Series A preferred stock is entitled to receive and be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our common stock, a liquidation preference in the amount of $50.00 per share of Series A preferred stock, plus accumulated and unpaid dividends. In addition, the Series A preferred stock ranks senior to the common stock with respect to the payment of any dividends. Dividend payments to holders of common stock, if declared by our board of directors, will not be made until all required dividend payments are made to the holders of our outstanding preferred stock, including the Series A preferred stock.
Ranking
          In any liquidation, dissolution or winding up of our company, our common stock would rank junior to all outstanding preferred stock, including the Series A preferred stock. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of Series A preferred stock have been satisfied.
Conversion Rights
          Each share of Series A preferred stock is convertible at the holder’s option at any time into 4.998 shares of common stock, subject to certain adjustments as described under “Description of Our Series A Preferred Stock — Conversion Rights — Adjustments to the Conversion Price.” Holders of our shares of common stock have no conversion rights.

Mandatory Conversion
          If fewer than 103,500 shares of the Series A preferred stock remain outstanding, we may, on or after November 24, 2008, cause all of such stock to be automatically converted upon the terms described under “Description of Our Series A Preferred Stock — Conversion at Our Option.”
Redemption
          We may not redeem any shares of the Series A preferred stock at any time before November 24, 2008. We will be obligated to redeem all outstanding shares of Series A preferred stock on November 24, 2013. The prices, terms and conditions of redemption are described under “Description of Our Series A Preferred Stock — Optional Redemption” and “Description of Our Series A Preferred Stock — Mandatory Redemption.” Holders of our shares of common stock have no redemption rights.
Listing
          The Series A preferred stock was first issued on November 24, 2003 and is not listed or traded on an established trading market, although a substantial majority of the shares of Series A preferred stock are traded over-the-counter, with the remainder of these shares being traded on the PORTAL system of the National Association of Securities Dealers, Inc. Our common stock is listed and traded on the New York Stock Exchange under the symbol “BGC.”
Voting Rights
          Holders of our Series A preferred stock are not entitled to vote on any matters except as required by law and as described under “Description of Our Series A Preferred Stock — Voting Rights.” Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than matters solely affecting any series of preference securities.

USE OF PROCEEDS
          We will not receive any cash proceeds from the conversion offer.
CAPITALIZATION
          The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis; and

•	as adjusted to reflect the conversion offer described under the section entitled “The Conversion Offer,” as if the conversion offer had occurred as of September 30, 2005.
          This table should be read in conjunction with “Selected Historical Financial Information” appearing elsewhere in this conversion offer prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including all related notes, incorporated by reference in this conversion offer prospectus. See “Incorporation of Certain Documents by Reference.”

	As of September 30, 2005

	Actual	As Adjusted

	(unaudited, in millions)
Cash and cash equivalents	$51.3	$51.3

Debt(1):
Senior secured credit facility(2)	55.4	73.0
Senior notes due 2010	285.0	285.0
Other debt	11.9	11.9

Total debt	$352.3	$369.9

Shareholders’ equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized:
Series A redeemable convertible preferred stock, $50.00 liquidation preference per share; 2,070,000 authorized; issued and outstanding shares: 2,069,907 actual; no shares as adjusted(3)	$103.5	$—
Common stock, $0.01 par value; 75,000,000 shares authorized; issued and outstanding shares: 39,740,591 actual; 50,085,986 as adjusted (net of 4,968,755 treasury shares actual and as adjusted)(4)	0.4	0.5
Additional paid-in capital	148.5	250.9
Treasury stock	(52.2)	(52.2)
Retained earnings	107.4	90.8
Accumulated other comprehensive income	3.1	3.1
Other shareholders’ equity	(5.6)	(5.6)

Total shareholders’ equity	305.1	287.5

Total capitalization	$657.4	$657.4

(1)	Debt does not include approximately $1.0 million of off-balance sheet debt related to the sale of accounts receivable by one of our international operations.

(2)	Excludes $34.4 million of letters of credit outstanding under the senior secured credit facility.

(3)	The as adjusted amount assumes that all outstanding shares of Series A preferred stock are converted into common stock in connection with this conversion offer.

(4)	Excludes an aggregate of 3.2 million shares of common stock issuable upon the exercise of outstanding stock options.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
          The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated. The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges in the years ended December 31, 2000, 2001 and 2002 as we did not have any preferred stock outstanding in those periods.
          For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of pretax income from continuing operations before income taxes and combined fixed charges and preferred dividends. Combined fixed charges and preferred dividends include:

•	interest expense, whether expensed or capitalized;

•	amortization of debt issuance cost;

•	the portion of rent expense representative of the interest factor; and

•	the amount of pretax earnings required to cover preferred stock dividends and any accretion in the carrying value of the preferred stock.

						Nine Fiscal
	Year Ended December 31,					Months Ended
						September 30,
	2000	2001	2002	2003	2004	2005

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(1)	—	2.1x	—	—	1.2x	1.8x

(1)	For the years ended December 31, 2000, 2002 and 2003, earnings were insufficient to cover combined fixed charges and preferred dividends by $28.9 million, $27.6 million and $2.1 million, respectively.

SELECTED HISTORICAL FINANCIAL INFORMATION
          The selected historical financial information for the years ended and as of December 31, 2000, 2001, 2002, 2003 and 2004 were derived from our audited consolidated financial statements. The selected historical financial information for the nine fiscal months ended October 1, 2004 and September 30, 2005 and as of September 30, 2005 were derived from unaudited consolidated financial statements which, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the results for the unaudited interim periods. The following selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto that are incorporated by reference in this conversion offer prospectus to our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.
          The unaudited pro forma financial information for the nine fiscal months ended and as of September 30, 2005 has been prepared to illustrate the estimated effect of the conversion on our unaudited financial information. The unaudited pro forma statement of operations data and balance sheet data set forth below give pro forma effect to the following transactions as if each had occurred as of January 1, 2005 and September 30, 2005, respectively:

•	the conversion of 2,069,907 shares of Series A preferred stock into 10,345,395 shares of common stock pursuant to the conversion offer; and

•	the payment of $17.6 million, representing the cash conversion consideration to be paid to holders of Series A preferred stock and the estimated fees and expenses related to the conversion offer, funded from additional borrowings under our senior secured credit facility.
          We have included the aggregate cash conversion consideration of $16.6 million in our unaudited pro forma statement of operations data set forth below. The interest expense on the additional borrowings under our senior secured credit facility has been computed using our actual borrowing rate on that facility for the nine fiscal months ended September 30, 2005, and the income tax effect of such additional borrowings has been computed at our estimated effective tax rate. Furthermore, the historical payment of dividends on our Series A preferred stock for the nine fiscal months ended September 30, 2005 has been eliminated in the pro forma financial information.
          The pro forma financial information below does not purport to be indicative of our results of operations or financial condition that would have actually been obtained had such transactions been completed as of the assumed date and for the period presented, or which may be obtained in the future. The pro forma adjustments described above are based upon available information and we have made certain assumptions that our management believes are reasonable. This pro forma financial information should be read together with our condensed consolidated financial statements and the notes thereto and the section of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which has been incorporated by reference into this conversion offer prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
          In August 2000, we sold certain businesses acquired from BICC plc consisting primarily of the operations in the United Kingdom, Italy and Africa and a joint venture interest in Malaysia to Pirelli Cavi e Sistemi S.p.A. The financial data presented below contain those operations sold to Pirelli during 2000 up through the date of sale.
          In September 2000, we acquired Telmag S.A. de C.V., a Mexico-based manufacturer of telecommunications cables. The financial data presented below include the results of operations of this business after the closing date.

          In March 2001, we sold our Pyrotenax business unit to Raychem HTS Canada, Inc. The results of operations of this business are included in the financial data presented below for the periods prior to the closing date.
          In September 2001, we announced our decision to exit the consumer cordsets business. In October 2001, we sold substantially all of the manufacturing assets and inventory of our building wire business to Southwire Company. The results of operations of these businesses are included in the financial data presented below for the periods prior to the closing date. Beginning in the third quarter of 2001, we have reported the building wire and cordsets segment as discontinued operations for financial reporting purposes. Administrative expenses formerly allocated to this segment are now reported in the continuing operations segments. Prior periods have been restated to reflect this change.

								Pro Forma

						Nine Fiscal Months Ended
								Nine Fiscal
	Year Ended December 31,							Months Ended
						October 1,	September 30,	September 30,
	2000(1)	2001(1)	2002	2003	2004	2004	2005	2005

						(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
(in millions)
Net sales:
Energy	$733.6	$521.8	$516.0	$560.2	$705.7	$520.4	$622.2	$622.2
Industrial & specialty	796.7	537.6	499.4	542.4	734.3	561.6	650.7	650.7
Communications	631.8	592.0	438.5	435.8	530.7	403.4	490.4	490.4

Total net sales	2,162.1	1,651.4	1,453.9	1,538.4	1,970.7	1,485.4	1,763.3	1,763.3
Cost of sales	1,870.4	1,410.7	1,287.3	1,365.0	1,756.0	1,326.0	1,564.7	1,564.7

Gross profit	291.7	240.7	166.6	173.4	214.7	159.4	198.6	198.6
Selling, general and administrative expenses	257.6	136.4	150.9	127.7	158.2	115.9	129.1	129.1

Operating income	34.1	104.3	15.7	45.7	56.5	43.5	69.5	69.5
Other income (expense)	—	8.1	—	1.5	(1.2)	(0.9)	—	—
Interest expense, net	(59.8)	(43.9)	(42.6)	(43.1)	(35.9)	(27.3)	(28.9)	(29.5)
Other financial costs	(3.3)	(10.4)	(1.1)	(6.0)	—	—	—	—

Income (loss) before taxes	(29.0)	58.1	(28.0)	(1.9)	19.4	15.3	40.6	40.0
Income tax benefit (provision)	10.3	(20.6)	9.9	(2.9)	18.1	(4.6)	(15.6)	(15.4)

Income (loss) from continuing operations	(18.7)	37.5	(18.1)	(4.8)	37.5	10.7	25.0	24.6
Income (loss) from discontinued operations	(7.7)	(6.8)	—	—	—	—	—	—
Income (loss) on disposal of discontinued operations	—	(32.7)	(5.9)	—	0.4	—	—	—

Net income (loss)	$(26.4)	$(2.0)	$(24.0)	$(4.8)	$37.9	$10.7	$25.0	$24.6
Less: Series A preferred stock dividends	—	—	—	(0.6)	(6.0)	(4.5)	(4.5)	(16.6)

Net income (loss) applicable to common shareholders	$(26.4)	$(2.0)	$(24.0)	$(5.4)	$31.9	$6.2	$20.5	$8.0

												Pro Forma

								Nine Fiscal Months Ended
												Nine Fiscal
	Year Ended December 31,											Months Ended
								October 1,		September 30,		September 30,
	2000(1)	2001(1)		2002	2003	2004		2004		2005		2005

								(unaudited)		(unaudited)		(unaudited)
Per Share Data:
(in millions, except per share data)
Earnings (loss) of continuing operations per common share	$(0.56)	$1.14		$(0.55)	$(0.16)	$0.81		$0.16		$0.52		$0.16
Earnings (loss) of continuing operations per common share — assuming dilution	$(0.56)	$1.13		$(0.55)	$(0.16)	$0.75		$0.16		$0.49		$0.16
Earnings (loss) of discontinued operations per common share	$(0.23)	$(1.20)		$(0.18)	$—	$0.01		—		—		—
Earnings (loss) of discontinued operations per common share — assuming dilution	$(0.23)	$(1.19)		$(0.18)	$—	$0.01		—		—		—
Earnings (loss) per common share	$(0.79)	$(0.06)		$(0.73)	$(0.16)	$0.82		$0.16		$0.52		$0.16
Earnings (loss) per common share — assuming dilution	$(0.79)	$(0.06)		$(0.73)	$(0.16)	$0.75		$0.16		$0.49		$0.16
Weighted average shares outstanding	33.6	32.8		33.0	33.6	39.0		39.2		39.5		49.8
Weighted average shares outstanding — assuming dilution	33.6	33.1		33.0	33.6	50.3		39.9		50.9		50.9
Dividends per common share	$0.20	$0.20		$0.15	$—	$—		$—		—		—
Other Data:
(in millions, except ratio and metals data)
Depreciation and amortization	$56.0	$35.0		$30.6	$33.4	$35.4		$27.3		$43.6		$43.6
Capital expenditures	$(56.0)	$(54.9)		$(31.4)	$(19.1)	$(37.0)		$(24.1)		$(25.7)		$(25.7)
Ratio of earnings to combined fixed charges and preferred dividends(2)	—	2.1	x	—	—	1.2	x	1.2	x	1.8	x	1.3	x
Average daily COMEX price per pound of copper cathode	$0.84	$0.73		$0.72	$0.81	$1.29		$1.25		$1.57		$1.57
Average daily selling price per pound of aluminum rod	$0.75	$0.69		$0.65	$0.69	$0.85		$0.83		$0.90		$0.90

	December 31,					September 30, 2005

	2000	2001	2002	2003	2004	Actual	Pro Forma

						(unaudited)	(unaudited)
Balance Sheet Data:
(in millions, except per share data)
Cash and cash equivalents	$21.2	$16.6	$29.1	$25.1	$36.4	$51.3	$51.3
Working capital(3)	375.3	169.9	150.8	236.6	298.0	300.5	300.5
Property, plant and equipment, net	379.4	320.9	323.3	333.3	356.0	328.1	328.1
Total assets	1,319.2	1,005.3	973.3	1,049.5	1,220.8	1,266.9	1,266.9
Total debt(4)	642.6	460.4	451.9	340.4	374.9	352.3	369.9
Net debt(4)(5)	621.4	443.8	422.8	315.3	338.5	301.0	318.6
Shareholders’ equity	128.5	104.9	60.9	240.1	301.4	305.1	287.5
Book value per share	—	—	—	—	—	7.69	5.74

(1)	As of January 1, 2001, we changed our accounting method for non-North American metal inventories from the FIFO method to the LIFO method. The impact of the change was an increase in operating income of $4.1 million, or $0.08 of earnings per share, on both a basic and a diluted basis during 2001. As of January 1, 2000, we changed our accounting method for our North American non-metal inventories from the FIFO method to the LIFO method. The impact of the change was an increase in operating income of $6.4 million, or $0.12 of earnings per share, on both a basic and diluted basis, during 2000.

(2)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; (iii) the portion of rental expense representative of the interest factor; and (iv) the amount of pretax earnings required to cover preferred stock dividends and an accretion in the carrying value of the preferred stock. For the years ended December 31, 2000, 2002 and 2003, earnings were insufficient to cover fixed charges by $28.9 million, $27.6 million and $2.1 million, respectively.

(3)	Working capital means current assets less current liabilities.

(4)	Excludes off-balance sheet borrowings of $67.8 million at December 31, 2001, $48.5 million at December 31, 2002 and $1.0 million at September 30, 2005. There were no off-balance sheet borrowings as of December 31, 2000, 2003 and 2004.

(5)	Net debt means our total debt less cash and cash equivalents.

DESCRIPTION OF OUR SERIES A PREFERRED STOCK
          The following section is a summary of the material provisions of the certificate of designations and does not restate the certificate of designations in its entirety. We urge you to read the certificate of designations with respect to our Series A preferred stock because it, and not this description, defines the rights as holders of the Series A preferred stock. Copies of the certificate of designations are available as set forth under “Where You Can Find More Information.”
          As used in this description, references to “we,” “us,” “our” or “General Cable” mean General Cable Corporation and do not include any current or future subsidiary of General Cable Corporation.
General
          Our amended and restated certificate of incorporation authorizes the issuance of up to 25,000,000 shares of preferred stock without the approval of the holders of our common stock, in one or more series, from time to time, with each such series to have such designation, powers, preferences and rights as may be determined by our board of directors. The Series A preferred stock constitutes a series of these shares of preferred stock.
          The Series A preferred stock constitutes a single series consisting of 2,070,000 shares, of which 2,069,907 shares are outstanding as of November 4, 2005. The holders of the Series A preferred stock have no preemptive rights. The shares of Series A preferred stock were validly issued, fully paid and nonassessable.
Ranking
          The Series A preferred stock ranks, with respect to dividend rights and rights upon liquidation, winding-up or dissolution:

•	junior to all our existing and future liabilities, whether or not for borrowed money;

•	junior to “senior stock,” which is each class or series of our capital stock the terms of which expressly provide that such class or series will rank senior to the Series A preferred stock;

•	on a parity with “parity stock,” which is any other class or series of our capital stock that has terms which expressly provide that such class or series will rank on a parity with the Series A preferred stock;

•	senior to “junior stock,” which is our common stock, and each other class or series of our capital stock that has terms which do not expressly provide that such class or series will rank senior to or on a parity with the Series A preferred stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.
          Without the consent of the holders of at least two-thirds of the shares of Series A preferred stock outstanding, we will not be entitled to issue shares of or increase the authorized number of shares of any class or series of capital stock that ranks senior to the Series A preferred stock with respect to the payment of dividends and distributions upon liquidation, winding-up or dissolution, including, without limitation, any class or series of capital stock, other than parity stock or junior stock, that pays cumulative dividends.
          Except as set forth in the preceding paragraph, we may, without the consent of the holders of the shares of Series A preferred stock, authorize, create (by way of reclassification or otherwise) or issue parity or junior stock or any obligation or security convertible or exchangeable into, or evidencing a right to purchase, shares of any class or series of parity or junior stock.
          The terms “junior stock,” “parity stock” and “senior stock” include warrants, rights, calls or options exercisable for or convertible into that type of stock.

Dividends

General
          The holders of Series A preferred stock are entitled to receive dividends at the rate of 5.75% per annum on the liquidation preference per share of Series A preferred stock. The rights of the holders of Series A preferred stock to receive dividend payments is subject to the rights of any holders of senior stock and parity stock.
          The dividend rate will increase under the circumstances described below under “— Unpaid Dividends” and “— Registration Rights.” All references to dividends or to a dividend rate shall be deemed to reflect such increase if such increase is applicable.
          Holders of Series A preferred stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder’s shares of Series A preferred stock into shares of our common stock.

Dividend Payment Dates
          Dividends are payable in arrears on February 24, May 24, August 24 and November 24 of each year. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accrue from the last dividend payment date. Dividends will be payable to holders of record as they appear in our stock records at the close of business on January 31, April 30, July 31 and October 31 of each year. Dividends payable on the Series A preferred stock for any period other than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
          We are obligated to pay a dividend on the Series A preferred stock only when, as and if our board of directors or an authorized committee of our board of directors declares the dividend payable and we have assets that legally can be used to pay the dividend.

Form of Payment
          Dividends are payable, at our option, in cash, in shares of our common stock or any combination thereof. In order to pay dividends in shares of our common stock, we must deliver to the transfer agent for the Series A preferred stock a number of shares of our common stock that, when sold by the transfer agent on the holders’ behalf, will result in net cash proceeds to be distributed to the holders of the Series A preferred stock in an amount equal to the cash dividends otherwise payable. To pay dividends in this manner, we must provide the transfer agent with a registration statement permitting the immediate sale of the shares of common stock in the public market. We cannot assure you that we will be able to timely file, cause to be declared effective or keep effective any such registration statement. In addition, in order to pay dividends in shares of our common stock, we may need to obtain the approval of our stockholders under the rules of The New York Stock Exchange. We will use all commercially reasonable efforts to obtain such approval if we determine that such approval is necessary. We cannot assure you that we will be able to obtain such approval from our stockholders.
          Our senior secured credit facility and the indenture governing our senior notes limit our ability to pay cash dividends on shares of the Series A preferred stock. See “Risk Factors — Risks Related to the Conversion Offer — Our ability to pay dividends on our preferred stock and our common stock is limited.” If we are unable to pay dividends in cash on a dividend payment date because such payment is not then permitted by our credit facilities, the indenture with respect to our senior notes or any other agreement, or such payment would be contrary to applicable law or our amended and restated certificate of incorporation or amended and restated by-laws, then we will use our reasonable best efforts to file and cause to be declared effective the registration statement required to permit us to pay dividends in shares of our common stock.

          If we pay dividends in shares of our common stock by delivering them to the transfer agent, those shares will be owned beneficially by the holders of the Series A preferred stock upon delivery to the transfer agent, and the transfer agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders.

Dividends Cumulative
          Dividends on the Series A preferred stock will be cumulative. This means that if our board of directors or an authorized committee of our board of directors fails to declare a dividend to be payable on a dividend payment date, the dividend will accumulate on that dividend payment date until declared and paid or will be forfeited upon conversion (except under the circumstances described under “— Conversion Rights — General”).

Unpaid Dividends
          If we do not pay dividends in full on the Series A preferred stock on more than six dividend payment dates, whether or not consecutive, the per annum dividend rate will be deemed to have increased by 2% on the date following the sixth such dividend payment date. Once all accrued and unpaid or accumulated dividends have been paid in full, the dividend rate will return to the rate in effect before such increase. If, following any such payment in full, we again do not pay dividends in full on any dividend payment date, the per annum dividend rate will be deemed to have increased by 2% on the date following the last dividend payment date through which all accrued and unpaid or accumulated dividends have been paid in full and will return to the rate in effect before such increase only after all accrued and unpaid or accumulated dividends through the latest dividend payment date have been paid in full.
          Except as set forth in the preceding paragraph, we are not obligated to pay holders of the Series A preferred stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date or any other late payment. We are also not obligated to pay holders of the Series A preferred stock any dividend in excess of the full dividends on the Series A preferred stock that are payable as described above.
          If our board of directors or an authorized committee of our board of directors does not declare a dividend for any dividend payment date, the board of directors or an authorized committee of our board of directors may declare and pay the dividend on any subsequent date, whether or not a dividend payment date. The persons entitled to receive the dividend in such case will be holders of the Series A preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee of our board of directors. That date must not (a) precede the date our board of directors or an authorized committee of our board of directors declares the dividend payable and (b) be more than 60 days prior to that dividend payment date.

Payment Restrictions
          If we do not pay a dividend on a dividend payment date, then, until all accumulated dividends have been declared and paid or declared and set apart for payment:

•	we may not take any of the following actions with respect to any of our junior stock:

•	declare or pay any dividend or make any distribution of assets on any junior stock, except that we may pay dividends in shares of our junior stock and pay cash in lieu of fractional shares in connection with any such dividend; or

•	redeem, purchase or otherwise acquire any junior stock, except that (i) we may redeem, repurchase or otherwise acquire junior stock upon conversion or exchange of such junior stock for other junior stock and pay cash in lieu of fractional shares in connection with any such conversion or exchange and (ii) we may make repurchases of our capital stock deemed to occur upon the exercise of stock options if such capital stock represents a portion of the exercise price thereof and repurchases of capital stock deemed to occur upon the withholding of a portion of the capital stock issued, granted or awarded to one of our directors, officers or employees to pay for the taxes payable by such director, officer or employee upon such issuance, grant or award in order to satisfy, in whole or in part, withholding tax requirements in connection with the exercise of such options, in accordance with the provisions of an option or rights plan or program of ours, in each case as in effect on the date the Series A preferred stock is first issued, or any other plan substantially similar thereto; and

•	we may not take any of the following actions with respect to any of our parity stock:

•	declare or pay any dividend or make any distribution of assets on any parity stock, except that we may pay dividends on parity stock provided that the total funds available to be paid be divided among the Series A preferred stock and such parity stock on a pro rata basis in proportion to the aggregate amount of dividends accrued and unpaid or accumulated thereon; or

•	we may not redeem, purchase or otherwise acquire any of our parity stock, except that we may redeem, purchase or otherwise acquire parity stock upon conversion or exchange of such parity stock for our junior stock or other parity stock and pay cash in lieu of fractional shares in connection with any such conversion or exchange, so long as, in the case of such other parity stock, (i) such other parity stock contains terms and conditions (including, without limitation, with respect to the payment of dividends, dividend rates, liquidation preferences, voting and representation rights, payment restrictions, antidilution rights, change of control rights, covenants, remedies and conversion and redemption rights) that are not materially less favorable, taken as a whole, to us or to the holders of our Series A preferred stock than those contained in the parity stock that is converted into or exchanged for such other parity stock, (ii) the aggregate amount of the liquidation preference of such other parity stock does not exceed the aggregate amount of the liquidation preference, plus accrued and unpaid or accumulated dividends, of the parity stock that is converted into or exchanged for such other parity stock and (iii) the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of such other parity stock does not exceed the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of the parity stock that is converted into or exchanged for such other parity stock.
Optional Redemption
          We may not redeem any shares of Series A preferred stock at any time before November 24, 2008. At any time or from time to time thereafter, we will have the option to redeem all or any outstanding shares of Series A preferred stock, out of funds legally available for such payment, upon not less than 30 nor more than 60 days’ prior notice, in cash at the redemption prices specified below, plus an amount in cash equal to all accrued and unpaid or accumulated dividends from, and including, the immediately preceding dividend payment date to, but excluding, the redemption date, during the 12-month period commencing on November 24 of each of the years set forth below:

2008	$51.4375
2009	$51.1500
2010	$50.8625
2011	$50.5750
2012, until the day prior to mandatory redemption	$50.2875
          In the event of a partial redemption of the Series A preferred stock, the shares to be redeemed will be selected on a pro rata basis, except that we may redeem all shares of Series A preferred stock held by any holder of fewer than 10 shares (or all shares of Series A preferred stock owned by any holder who would hold fewer than 10 shares as a result of such redemption), as determined by us.
          Our senior secured credit facility prohibits us from redeeming the Series A preferred stock at our option so long as that facility is outstanding. The indenture for our senior notes limits our ability to redeem the Series A preferred stock, and future debt agreements may also contain restrictions or prohibitions.
Mandatory Redemption
          We will be obligated to redeem all outstanding shares of Series A preferred stock on November 24, 2013, out of funds legally available for such payment, at a redemption price equal to the liquidation preference thereof, plus all accrued and unpaid or accumulated dividends.

Form of Payment of Mandatory Redemption Price
          We may, at our option, elect to pay the redemption price in cash or in shares of our common stock at a discount of 5% from the market price of our common stock (i.e., valued at 95% of the market price of our common stock), or any combination thereof. We may pay such redemption price, whether in cash or in shares of our common stock, only if we have funds legally available for such payment and may pay such redemption price in shares of our common stock only if such shares are eligible for immediate sale in the public market either (i) by non-affiliates of ours absent a registration statement or (ii) pursuant to a registration statement that has become effective.
          We will be required to give notice to all holders and beneficial owners as required by applicable law, on a date not less than 10 business days prior to the redemption date stating among other things:

•	whether we will pay the redemption price of the Series A preferred stock in cash or shares of our common stock or any combination thereof and specifying the percentages of each;

•	if we elect to pay in shares of our common stock, the method of calculating the market price of such common stock, as described under “General Provisions Concerning Mandatory Redemption with Shares of Common Stock” below; and

•	the procedures that must be followed in connection with the redemption.

General Provisions Concerning Mandatory Redemption with Shares of Common Stock
          We will notify the holders of the Series A preferred stock upon the determination of the actual number of shares of our common stock deliverable upon any redemption of the Series A preferred stock no later than two business days prior to the redemption date.
          Our right to redeem Series A preferred stock with shares of common stock is subject to our satisfying various conditions, including:

•	the listing of such shares of common stock on the principal U.S. securities exchange on which our common stock is then listed or, if not so listed, on The NASDAQ National Market;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.
          If such conditions are not satisfied with respect to a holder prior to the close of business on any redemption date, we will be required to pay the redemption price of such holder’s shares of Series A preferred stock entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the shares of Series A preferred stock once we have given any notice that we are required to give to holders of the Series A preferred stock, except as described in the first sentence of this paragraph.
          The “market price” of our common stock means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the redemption date (if the third business day prior to the redemption date is a trading day or, if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the redemption date, of any event that would result in an adjustment to the conversion price of the Series A preferred stock, as described below under “— Adjustments to the Conversion Price.”
          The sale price of our common stock on any trading day means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that trading day as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by The NASDAQ National Market.
          A trading day means each day on which the securities exchange or quotation system that is used to determine the sale price is open for trading or quotation.
          Because the market price of our common stock is determined prior to the redemption date, holders of the Series A preferred stock bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the redemption date. We may pay the redemption price or any portion of the redemption price in shares of our common stock only if the information necessary to calculate the market price is publicly available.

General Provisions Concerning the Redemption of Series A Preferred Stock
          Payment of the redemption price for shares of Series A preferred stock is conditioned upon book-entry transfer of the Series A preferred stock or physical delivery of certificates representing the Series A preferred stock, together with necessary endorsements, to the transfer agent at any time after delivery of the redemption notice. Payment of the redemption price for the Series A preferred stock will be made promptly following the later of the redemption date and the time of book-entry transfer of or physical delivery of the Series A preferred stock.
          If DTC and the transfer agent hold money or securities sufficient to pay the redemption price of Series A preferred stock on the redemption date for shares delivered for redemption in accordance with the terms of the certificate of designations, then the dividends will cease to accrue. At such time, all rights as a holder of shares of Series A preferred stock shall terminate, other than the right to receive the redemption price upon delivery of certificates representing the Series A preferred stock.
Liquidation Preference
          Upon our voluntary or involuntary liquidation, dissolution or winding-up, each holder of shares of Series A preferred stock will be entitled to payment, out of our assets legally available for distribution, of an amount equal to the liquidation preference per share of Series A preferred stock held by that holder, plus an amount equal to all accrued and unpaid and accumulated dividends on those shares to but excluding the date of liquidation, dissolution or winding-up, before any distribution is made on any junior stock, including our common stock. After payment in full of the liquidation preference and the amount equal to all accrued and unpaid and accumulated dividends to which holders of shares of Series A preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of our assets. If, upon our voluntary or involuntary liquidation, dissolution or winding-up, the amounts payable with respect to shares of Series A preferred stock and all other parity stock are not paid in full, the holders of shares of Series A preferred stock and the holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and the amount equal to all accrued and unpaid and accumulated dividends to which each such holder is entitled.
          Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor our consolidation, merger or amalgamation with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into us will be deemed to be our voluntary or involuntary liquidation, dissolution or winding-up.
Conversion Rights

General
          Each share of Series A preferred stock is convertible at any time at the option of the holder, unless previously redeemed or repurchased, into fully paid and nonassessable shares of our common stock at a current conversion price of $10.004 per share, adjusted as provided under “— Adjustments to the Conversion Price.” The number of shares of common stock deliverable upon conversion of a share of Series A preferred stock, commonly referred to as the “conversion rate,” is currently 4.998, which represents the liquidation preference divided by the current conversion price. The conversion rate will be adjusted as a result of any adjustment to the conversion price.
          A holder of shares of Series A preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of Series A preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions of the certificate of designations and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the Series A preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of Series A preferred stock being converted will be entitled and (b) if less than the full number of shares of Series A preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of Series A preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock and accrued and unpaid dividends with respect to the shares of Series A preferred stock being converted, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.
          If a holder of shares of Series A preferred stock exercises conversion rights (other than in connection with this conversion offer), upon delivery of the shares for conversion, those shares will cease to accrue dividends as of the end of the day immediately preceding the date of conversion. Except as set forth in the last sentence of this paragraph, holders of shares of Series A preferred stock who convert their shares into common stock (other than in connection with this conversion offer) will not be entitled to, nor will the conversion price or conversion rate be adjusted for, any accrued and unpaid or accumulated dividends. As a result of the foregoing, shares of Series A preferred stock surrendered for conversion during the period between the close of business on any dividend record date and the opening of business on the corresponding dividend payment date (other than in connection with this conversion offer) must be accompanied by payment of an amount equal to the dividend declared and payable on such shares on such dividend payment date. Notwithstanding the foregoing, a holder of shares of Series A preferred stock whose shares are converted after we have given a notice of redemption will continue to be entitled to receive all accrued and unpaid and accumulated dividends, and those dividends will be payable by us as and when, those dividends are paid to any holders or, if none, on the date which would have been the next succeeding dividend payment date had there been any holders or at a later time when we believe we have adequate available capital under applicable law to make such a payment.
          Notwithstanding the foregoing, any holder of shares of Series A preferred stock who validly surrendered such shares for conversion in the conversion offer (where such shares were held by such holder as of October 31, 2005) will retain the right to receive a cash payment of the dividend on the shares of Series A preferred stock we declared and will pay with respect to the November 24, 2005 dividend payment date.
          In case any shares of Series A preferred stock are to be redeemed, the right to convert those shares of Series A preferred stock will terminate at the close of business on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.
          We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of Series A preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of Series A preferred stock. Before the delivery of any securities that we will be obligated to deliver upon conversion of the Series A preferred stock, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of common stock delivered upon conversion of the Series A preferred stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Conversion at Our Option
          If fewer than 103,500 shares of Series A preferred stock remain outstanding, we may, at any time on or after November 24, 2008, at our option, cause all, but not less than all, of such Series A preferred stock to be automatically converted into that number of shares of common stock equal to the liquidation preference thereof plus all accrued and unpaid or accumulated dividends divided by the lesser of (i) the conversion price and (ii) the market price of our common stock. We will notify each of the holders of the Series A preferred stock by mail of such a conversion pursuant to this paragraph. Such notice shall specify the date of such conversion pursuant to this paragraph, which will not be less than 30 days nor more than 60 days after the date of such notice.

Adjustments to the Conversion Price
   The conversion price is subject to adjustment from time to time as follows:

(1)	Stock splits and combinations. In case we, at any time or from time to time after the issuance date of the shares of Series A preferred stock:

•	subdivide or split the outstanding shares of our common stock;

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

•	issue by reclassification of the shares of our common stock any shares of our capital stock, then, and in each such case, the conversion price in effect immediately prior to that event or the record date therefor, whichever is earlier, will be adjusted so that the holder of any shares of Series A preferred stock thereafter surrendered for conversion will be entitled to receive the number of shares of our common stock or of our other securities which the holder would have owned or have been entitled to receive after the occurrence of any of the events described above had those shares of Series A preferred stock been surrendered for conversion immediately before the occurrence of that event or the record date therefor, whichever is earlier.

(2)	Stock dividends in common stock. In case we, at any time or from time to time after the issuance date of the Series A preferred stock, pay a dividend or make a distribution in shares of our common stock to all of the holders of our common stock, other than dividends or distributions of shares of common stock or other securities with respect to which adjustments are provided in paragraph (1) above, the conversion price will be adjusted by multiplying:

•	the conversion price immediately prior to the record date fixed for the determination of stockholders entitled to receive the dividend or distribution by

•	a fraction, the numerator of which will be the number of shares of common stock outstanding at the close of business on that record date and the denominator of which will be the sum of that number of shares and the total number of shares issued in that dividend or distribution.

(3)	Issuance of rights or warrants. In case we issue to all holders of our common stock rights or warrants entitling those holders to subscribe for or purchase our common stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive those rights or warrants will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the sum of the number of shares of our common stock outstanding at the close of business on that record date and the number of shares of common stock that the aggregate offering price of the total number of shares of our common stock offered for subscription or purchase would purchase at the current market price and the denominator of which is the sum of the number of shares of common stock outstanding at the close of business on that record date and the number of additional shares of our common stock so offered for subscription or purchase.

For purposes of this paragraph (3), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our common stock will be deemed to be the issuance of rights or warrants to purchase shares of our common stock issuable upon conversion of those securities at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon exercise or conversion of those securities into shares of our common stock. This adjustment will be made successively whenever any such event occurs. The conversion rate will be adjusted back to the extent the rights are not subscribed for or purchased prior to their expiration or warrants are not exercised prior to their expiration. For purposes of this paragraph, the “current market price” of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days selected by our board of directors beginning not more than 10 trading days before, and ending not later than the date immediately preceding, the record date for the relevant event.

(4)	Distribution of indebtedness, securities or assets. In case we distribute to all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than common stock, rights or warrants referred to in paragraph (3) above, a dividend or distribution payable exclusively in cash, shares of capital stock or similar equity interests in the case of a spin-off, as described in the next succeeding paragraph, and other than as a result of a fundamental change described in paragraph below), the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock plus the fair market value, as determined by our board of directors, whose determination in good faith will be, conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of common stock.

This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, “current market price” of our common stock means the average of the closing sale prices of our common stock for the first 10 trading days from, and including, the first day that the common stock trades after such distribution has occurred.

In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

The adjustment to the conversion price under the preceding paragraph will occur at the earlier of:

•	the 10th trading day from, and including, the completion date of the spin-off and

•	the date of the completion of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash. In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 trading days after the completion date of the spin-off. Also, for purposes of a spin-off, the current market price of our common stock means the average of the closing sale prices of our common stock over the first 10 trading days after the completion date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5)	Fundamental changes. For purposes of this paragraph (5), the term fundamental change means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our common stock are converted into or exchanged for stock, other securities, cash or assets. If a fundamental change occurs, the holder of each share of the Series A preferred stock outstanding immediately before that fundamental change occurred that remains outstanding after the fundamental change will have the right upon any subsequent conversion to receive, out of funds legally available, to the extent required by applicable law, the kind and amount of stock, other securities, cash and assets that the holder would have received if that share had been converted immediately prior to the fundamental change.

(6)	Self-tender. In case we or any of our subsidiaries engages in a tender or exchange offer for all or any portion of our common stock that will expire, and such tender or exchange offer, as amended upon the expiration thereof, will require the payment to stockholders of consideration per share of our common stock having a fair market value, as determined by the board of directors, whose determination in good faith will be conclusive, that, as of the last time tenders or exchanges may be made pursuant to such tender or exchange offer, as such time may be amended (for purposes of this paragraph (6) only, the “expiration time”), exceeds the closing sale price per share of common stock as of the trading day next succeeding the expiration time, the conversion price shall be decreased so that it will equal the price determined by multiplying the conversion price in effect immediately prior to the expiration time by a fraction, the numerator of which will be the number of shares of common stock outstanding, including any tendered or exchanged shares, at the expiration time multiplied by the closing sale price per share of our common stock as of the trading day next succeeding the expiration time and the denominator of which will be the sum of:

•	the fair market value, determined as described above, of the aggregate consideration payable to stockholders based on the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of all shares of common stock validly tendered or exchanged and not withdrawn as of the expiration time, the shares of common stock deemed so accepted, up to any such maximum, being referred to as the purchased shares; and

•	the product of the number of shares of common stock outstanding, less any purchased shares, at the expiration time and the closing sale price per share of common stock as of the trading day next succeeding the expiration time;

such decrease to become effective as of the opening of business on the trading day next succeeding the expiration time. In the event that we are obligated to purchase shares of common stock pursuant to any such tender or exchange offer, but we are permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the conversion price will again be adjusted to be the conversion price that would then be in effect if such tender or exchange offer had not been made.

(7)	Cash dividend or distribution. In case we pay a dividend or make a distribution in cash on our common stock, the conversion price in effect immediately before the close of business on the day that the common stock trades ex-distribution will be adjusted upon conversion by multiplying:

•	the conversion price by

•	a fraction, the numerator of which will be the current market price of our common stock and the denominator of which is the current market price of our common stock plus the amount per share of such dividend or distribution.

For the purpose of this paragraph, the “current market price” of our common stock means the average of the closing sale prices of our common stock for the period of five consecutive trading days after the common stock trades ex-distribution.
          Notwithstanding the foregoing, we will not be required to give effect to any adjustment in the conversion price unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect.

          In the event that, at any time as a result of the provisions of this section, the holders of shares of the Series A preferred stock upon subsequent conversion become entitled to receive any shares of our capital stock other than common stock, the number of those other shares so receivable upon conversion of shares of the Series A preferred stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.
          There will be no adjustment to the conversion price in the case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.
          We may, from time to time, reduce the conversion price by any amount for any period of time if the period is at least 20 days or any longer period required by law and if the reduction is irrevocable during the period, but the conversion price may not be less than the par value of our common stock. In any case in which this section requires that an adjustment as a result of any event become effective from and after a record date, we may elect to defer until after the occurrence of that event (a) issuing to the holder of any shares of the Series A preferred stock converted after that record date and before the occurrence of that event the additional shares of common stock issuable upon that conversion over and above the shares issuable on the basis of the conversion price in effect immediately before adjustment and (b) paying to that holder any amount in cash in lieu of a fractional share of common stock.
          We will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in the conversion price, to provide written notice to the holders of shares of Series A preferred stock of the occurrence of that event. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to the conversion price was determined and setting forth the revised conversion price.
          No fractional shares of common stock will be issued upon conversion of the Series A preferred stock. In lieu of any fractional share otherwise issuable in respect of the aggregate number of Series A preferred stock of any holder which are converted upon conversion at our option or any conversion at the option of holders, that holder will be entitled to receive an amount in cash equal to the same fraction of the closing price of shares of our common stock determined as of the second trading day immediately preceding the effective date of conversion.
          Our board of directors will have the power to resolve any ambiguity or, subject to applicable law, correct any error in this section, and its action in so doing will be final and conclusive.
Voting Rights
          Holders of the Series A preferred stock are not entitled to any voting rights except as required by law and as set forth below.
          So long as any shares of Series A preferred stock remain outstanding, we shall not, without the consent of the holders of at least two-thirds of the shares of Series A preferred stock outstanding at the time:

•	issue shares of or increase the authorized number of shares of any senior stock; or

•	amend our amended and restated certificate of incorporation or the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, if the amendment would alter or change any power, preference or special right of the outstanding Series A preferred stock in any manner materially adverse to the interests of the holders thereof.
          Notwithstanding the foregoing, any increase in the authorized number of shares of common stock or Series A preferred stock or the authorization and issuance of junior stock or other parity stock, including those with voting or redemption rights that are different than the voting or redemption rights of the Series A preferred stock, shall not be deemed to be an amendment that alters or changes such powers, preferences or special rights in any manner materially adverse to the interests of the holders of the Series A preferred stock.
          Any increase, decrease or change in the par value of any class or series of capital stock, including the Series A preferred stock, will not be deemed to be an amendment that alters or changes the powers, preferences and special rights of the shares of Series A preferred stock in any manner materially adverse to the interests of the holders of the Series A preferred stock.
          If and whenever six full quarterly dividends, whether or not consecutive, payable on the Series A preferred stock are not paid, the number of directors constituting our board of directors will be increased by two and the holders of the Series A preferred stock, voting together as a single class, will be entitled to elect those additional directors. In the event of such a non-payment, any holder of the Series A preferred stock may request that we call a special meeting of the holders of Series A preferred stock for the purpose of electing the additional directors and we must call such a meeting within 20 days of any request. If we fail to call such a meeting upon request, then any holder of Series A preferred stock can call such a meeting. If all accumulated dividends on the Series A preferred stock have been paid in full and dividends for the current quarterly dividend period have been paid, the holders of our Series A preferred stock will no longer have the right to vote on directors and the term of office of each director so elected will terminate and the number of our directors will, without further action, be reduced by two.
          In any case where the holders of our Series A preferred stock are entitled to vote, each holder of our Series A preferred stock will be entitled to one vote for each share of Series A preferred stock.
Change of Control Put
          For purposes of this section, “change of control” of our company means the occurrence of any of the following:

(1) any “person” or “group” (as such terms are used, in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of voting stock representing 50% or more of the total voting power of all of our outstanding voting stock; or

(2) we consolidate with, or merge with or into, another person (other than a wholly owned subsidiary) or we and/or one or more of our subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets (determined on a consolidated basis) to any person (other than to ourselves or a wholly owned subsidiary), other than any such transaction where immediately after such transaction the person or persons that “beneficially owned” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) immediately prior to such transaction, directly or indirectly, voting stock representing a majority of the total voting power of all our outstanding voting stock “beneficially own or owns” (as so determined), directly or indirectly, voting stock representing a majority of the total voting power of the outstanding voting stock of the surviving or transferee person; or

(3) during any consecutive two year period, the Continuing Directors (as hereinafter defined) cease for any reason to constitute a majority of our board of directors; or

(4) we or our stockholders adopt a plan of liquidation or dissolution.
“Continuing Directors” means, as of any date of determination, any member of our board of directors who was (1) a member of such board of directors on the date of original issuance of the Series A preferred stock or (2) nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.
          If we undergo a change of control, each holder of shares of Series A preferred stock that remain outstanding after the change of control will have the right to require us to purchase, out of legally available funds, any outstanding shares of the holder’s Series A preferred stock at a purchase price per share equal to 100% of the liquidation preference of those shares, plus all accrued and unpaid and accumulated dividends, if any, to the date of purchase. This right of holders will be subject to our obligation to repay or repurchase any indebtedness or Series A preferred stock required in connection with a change of control and to any contractual restrictions then contained in our indebtedness. Our secured credit facilities prohibit us from paying, and the indenture governing our senior notes restricts our ability to pay, the purchase price of the Series A preferred stock in cash. When we have satisfied these obligations, we will so purchase all shares tendered upon a change of control.
          The purchase price is payable, at our option, in cash or in shares of our common stock at a discount of 5% from the market price of our common stock (i.e., valued at 95% of the market price of our common stock), or any combination thereof. If we pay for shares of the Series A preferred stock in common stock, no fractional shares of common stock will be issued; instead, we will round the applicable number of shares up to the nearest whole number of shares. We may pay such purchase price, whether in cash or in shares of our common stock, only if we have funds legally available for such payment and may pay such purchase price in shares of our common stock only if such shares are eligible for immediate sale in the public market either (i) by non-affiliates of ours absent a registration statement or (ii) pursuant to a registration statement that has become effective.
          The “market price” of our common stock means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the redemption date (if the third business day prior to the redemption date is a trading day or, if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the redemption date, of any event that would result in an adjustment to the conversion price of the Series A preferred stock, as described under “— Conversion Price — Adjustments to the Conversion Price.”
          Holders of the Series A preferred stock will not have the foregoing put right if:

•	the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement thereof (in the case of a change of control under paragraph (1) above) or the period of 10 consecutive trading days ending immediately before the change of control (in the case of a change of control under paragraph (2), (3) or (4) above) shall equal or exceed 105% of the conversion price of the Series A preferred stock immediately after the later of the change of control and the public announcement thereof, or

•	100% of the consideration in the change of control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on The NASDAQ National Market, and as a result of the transaction, the Series A preferred stock becomes convertible solely into this capital stock.
          For purposes of the above paragraphs:

•	the term “capital stock” of any person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person; and

•	the term “voting stock” of any person means capital stock of such person which ordinarily has voting power for the election of directors, or persons performing similar functions, of such person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

          Within 30 days following any change of control, we will mail a notice by first class mail to each holder’s registered address describing the transaction or transactions that constitute the change of control and offering to purchase that holder’s Series A preferred stock on the date specified in that notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed. Such notice will, among other things, state:

•	whether we will pay the purchase price of the Series A preferred stock in cash or shares;

•	if we elect to pay any portion of the purchase price in common stock, the amount of such portion and the method of calculating the number of shares of common stock; and

•	the instructions determined by us, consistent with this section, that a holder must follow in order to have its Series A preferred stock purchased.
          Because the valuation of our common stock is determined prior to the purchase date, holders bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to the purchase date. Upon determination of the actual number of shares of common stock to be issued for each share of Series A preferred stock in accordance with the foregoing provisions, we will promptly provide the holders of the Series A preferred stock with this information and will issue a press release and publish such information on our website.
          We intend to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable, in connection with the purchase of Series A preferred stock as a result of a change of control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.
          On the date scheduled for payment of the shares of Series A preferred stock, we will, to the extent lawful:

•	purchase all shares of Series A preferred stock properly tendered;

•	deposit with (i) DTC, with respect to shares held by DTC or the agent, or (ii) the transfer agent, with respect to shares held in certificated form, as applicable, an amount equal to the purchase price of the shares of Series A preferred stock so tendered; and

•	deliver or cause to be delivered to DTC or the transfer agent shares of Series A preferred stock so accepted together with an officers’ certificate stating the aggregate liquidation preference of the shares of Series A preferred stock being purchased by us.
          DTC or the transfer agent, as applicable, will promptly mail or deliver to each holder of shares of Series A preferred stock so tendered the applicable payment for those shares of Series A preferred stock, and the transfer agent will promptly countersign and mail or deliver, or cause to be transferred by book-entry, to each holder new shares of Series A preferred stock equal in liquidation preference to any unpurchased portion of the shares of Series A preferred stock surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the purchase date for the purchase of shares of Series A preferred stock in connection with a change of control of our company.
          We will not be required to purchase any shares of Series A preferred stock upon the occurrence of a change of control if a third party makes an offer to purchase the Series A preferred stock in the manner, at the price, at the times and otherwise in compliance with the requirements described in this section and purchases all shares of Series A preferred stock validly tendered and not withdrawn.
Legal Availability of Assets
          Under Delaware law, we may pay dividends on or redeem or repurchase the Series A preferred stock, whether in cash, in shares of our common stock or in a combination thereof, only if we have legally available assets in an amount at least equal to the amount of the relevant payment.

          Legally available assets means the amount of surplus. If there is no surplus, legally available assets also means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year. Our surplus is the amount by which our total assets exceed the sum of:

•	our total liabilities, including our contingent liabilities; and

•	the amount of our capital.
          When the need to make a determination of legally available assets arises, the amount of our total assets and liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law.
          As of September 30, 2005, the amount of our surplus was $201.2 million.
Registration Rights
          On November 24, 2003, we entered into a registration rights agreement with the initial purchasers of the Series A preferred stock. Under the registration rights agreement, we agreed to use our reasonable best efforts to:

•	file, on or before February 22, 2004, a shelf registration statement with the SEC on the appropriate form under the Securities Act to cover resales of the shares of Series A preferred stock and of common stock issued upon conversion of the shares of Series A preferred stock;

•	cause that registration statement to be declared effective, subject to some exceptions, on or before May 22, 2004; and

•	subject to certain “black-out” periods not to exceed 90 days in the aggregate in any consecutive 365-day period, use our reasonable best efforts to cause that registration statement to remain effective, subject to some exceptions, until the earlier of:

(1) November 24, 2005; and

(2) the date on which all shares of Series A preferred stock or common stock covered by that registration statement have been sold under that registration statement.
          We filed the registration statement discussed in this section with the SEC, and it was declared effective by the required date. However, we cannot assure you that we will continue to keep effective the registration statement for the required period.
          Holders of shares of Series A preferred stock registrable under the registration rights agreement are required to deliver certain information to be used in connection with the shelf registration statement within the time periods indicated in the registration rights agreement in order to have their shares of Series A preferred stock or common stock into which the shares of Series A preferred stock may be converted included in the shelf registration statement.
          The certificate of designations for the Series A preferred stock provides that if the shelf registration statement ceases to be effective or usable in connection with resales of shares of Series A preferred stock and common stock during the periods specified in the registration rights agreement — we will refer to that event as a registration default — then we will pay to each holder of shares of Series A preferred stock registrable under the registration rights agreement, with respect to the first 90-day period immediately following the occurrence of a registration default, additional dividends on the Series A preferred stock computed by increasing the applicable dividend rate for the relevant period by 0.25% per year, which we will refer to as additional dividends. The applicable dividend rate will increase by an additional 0.25% per year with respect to any subsequent 90-day period, but in no event will the additional dividend rate exceed 1.00% per year in the aggregate regardless of the number of registration defaults, until all registration defaults have been cured. If, after the cure of all registration defaults then in effect, there is a subsequent registration default, the additional dividend rate for that subsequent registration default will initially be 0.25%, regardless of the additional dividend rate in effect with respect to any prior registration default at the time of the cure of that registration default and will increase as set forth in the preceding sentence. An amount equal to all accrued additional dividends will be payable to the holders entitled to those dividends, in the manner provided for the payment or accretion of dividends in the certificate of designations.
          This is a summary of some important provisions of the registration rights agreement. You may request a copy of the registration rights agreement by contacting us at our principal executive offices. See “Where You Can Find More Information.”
Transfer Agent
          The transfer agent, registrar, dividend disbursing agent and redemption agent for our shares of Series A preferred stock is Mellon Investor Services LLC. Mellon Investor Services LLC is also the transfer agent and registrar for our common stock.
Book-Entry, Delivery and Form
          The shares of Series A preferred stock were issued in the form of global certificates held in book-entry form. DTC or its nominee will be the sole registered holder of the Series A preferred stock. Owners of beneficial interests in the Series A preferred stock represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Series A preferred stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Series A preferred stock under the global securities or the certificate of designations. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.
          DTC has previously advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.
          The depositary is the only registered holder of the shares of Series A preferred stock.
          Shares of Series A preferred stock that are issued as described below under “— Certificated Series A Preferred Stock” will be issued in definitive form. Upon the transfer of Series A preferred stock in definitive form, such Series A preferred stock will, unless the global securities have previously been exchanged for Series A preferred stock in definitive form, be exchanged for an interest in the global securities representing the liquidation preference of Series A preferred stock being transferred.
          Investors who purchased Series A preferred stock in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global certificate directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global certificate on behalf of their participants through their respective depositories, which in turn will hold such interests in the global certificate in the depositories’ names on the books of the depositary.
          Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. If a holder requires physical delivery of a definitive certificate for any reason, including to sell certificates to persons in jurisdictions that require such delivery of such certificates or to pledge such certificates, such holder must transfer its interest in the global certificate in accordance with the normal procedures of the depositary and the procedures set forth in the certificate of designations.
          Cross-market transfers between the depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in the depositary in accordance with the depositary rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global certificate in the depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.
          Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global certificate from a depositary participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the depositary settlement date, and such credit or any interests in the global certificate settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global certificate by or through a Euroclear or Clearstream participant to a depositary participant will be received with value on the depositary settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in the depositary.
          A beneficial owner of book-entry shares of Series A preferred stock represented by a global certificate may exchange the shares for definitive, certificated shares of Series A preferred stock only if the conditions for such an exchange, as described under “— Certificated Series A Preferred Stock,” are met.
          In this conversion offer prospectus, references to actions taken by holders of shares of Series A preferred stock will mean actions taken by the depositary upon instructions from its participants, and references to payments and notices of redemption to holders of shares of Series A preferred stock will mean payments and notices of redemption to the depositary as the registered holder of the shares of Series A preferred stock for distribution to participants in accordance with the depositary’s procedures.
          In order to ensure that the depositary’s nominee will timely exercise a right conferred by the Series A preferred stock, the beneficial owner of that Series A preferred stock must instruct the broker or other direct or indirect participant through which it holds an interest in that Series A preferred stock to notify the depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the Series A preferred stock in order to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.
          We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.
          The depositary may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, share certificates are required to be printed and delivered. Additionally, we may decide to discontinue use of the system of book-entry transfers through the depositary or any successor depositary with respect to the shares of Series A preferred stock. In that event, certificates for the shares will be printed and delivered.
Certificated Series A Preferred Stock
          The Series A preferred stock represented by the global securities is exchangeable for certificated Series A preferred stock in definitive form of like tenor to such Series A preferred stock if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice; or

•	we in our sole discretion at any time determine to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).
          Any Series A preferred stock that becomes exchangeable pursuant to the preceding sentence will be exchangeable for certificated Series A preferred stock issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate liquidation preferences to be registered in the name of the depositary or its nominee. In addition, such certificates will bear the legend contained in the certificate of designations for the Series A preferred stock (unless we determine otherwise in accordance with applicable law) subject, with respect to such Series A preferred stock, to the provisions of such legend.

DESCRIPTION OF CAPITAL STOCK
Authorized Capital Stock
          Our authorized capital stock consists of 75,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share, of which 2,070,000 shares were designated as Series A preferred stock. As of November 1, 2005, there were 39,717,788 shares of common stock outstanding held of record by approximately 2,195 stockholders. As of November 4, 2005, there were 2,069,907 shares of Series A preferred stock outstanding held of record by one stockholder. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are only summaries, and we encourage you to review complete copies of our amended and restated certificate of incorporation and amended and restated by-laws, which we have filed previously with the SEC. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”
Common Stock
          Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock, if any. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock, if any, then outstanding.
Preferred Stock
          Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of common stock, to issue up to 25,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any additional series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights, redemption rights and terms, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the New York Stock Exchange or other organizations whose systems the preferred stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preferences over the common stock with respect to dividends and other distributions and upon liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of common stock, would dilute the voting power of the outstanding common stock.
Number of Directors; Removal; Vacancies
          The amended and restated certificate of incorporation and the amended and restated by-laws provide that the number of directors shall not be less than three nor more than nine and shall be determined from time to time exclusively by a vote of a majority of our board of directors then in office. The amended and restated certificate of incorporation also provides that our board of directors shall have the exclusive right to fill vacancies, including vacancies created by expansion of our board of directors. Furthermore, except as may be provided in a resolution or resolutions of our board of directors providing for any class or series of preferred stock with respect to any directors elected by the holders of such class or series, directors may be removed by our stockholders only for cause and only by the affirmative vote of at least 66 2/3% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class. These provisions, in conjunction with the provision of the amended and restated certificate of incorporation authorizing our board of directors to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
No Stockholder Action by Written Consent; Special Meetings
          The amended and restated certificate of incorporation provides that, except as may be provided in a resolution or resolutions of our board of directors providing for any class or series of preferred stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The amended and restated certificate of incorporation also provides that special meetings of the stockholders can only be called pursuant to a resolution approved by a majority of our board of directors then in office. Stockholders are not permitted to call a special meeting of stockholders.
Advance Notice for Raising Business or Making Nominations at Meetings
          The amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before a meeting of our stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.
          To be timely, notice of nominations or other business to be brought before an annual meeting must be received by our secretary at the principal executive office no later than 60 days prior to the date of such annual meeting. Similarly, notice of nominations or other business to be brought before a special meeting must be delivered to our Secretary at the principal executive office no later than the close of business on the 15th day following the day on which notice of the date of a special meeting of stockholders was given. The notice of any nomination for election as a director must set forth the name, date of birth, business and residence address of the person or persons to be nominated; the business experience during the past five years of such person or persons; whether such person or persons are or have ever been at any time directors, officers or owners of 5% or more of any class of capital stock, partnership interest or other equity interest of any corporation, partnership or other entity; any directorships held by such person or persons in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended; and whether, in the last five years, such person or persons are or have been convicted in a criminal proceeding or have been subject to a judgment, order, finding or decree of any federal, state or other governmental entity, concerning any violation of federal, state or other law, or any proceeding in bankruptcy, which conviction, order, finding, decree or proceeding may be material to an evaluation of the ability or integrity of the nominee; and, the consent of each such person to be named in a proxy statement as a nominee and to serve as a director if elected. The person submitting the notice of nomination, and any person acting in concert with such person, must provide their names and business addresses, the name and address under which they appear on our books (if they so appear), and the class and number of shares of our capital stock that are beneficially owned by them.
Amendments to Amended and Restated By-Laws
          The amended and restated certificate of incorporation provides that our board of directors or the holders of at least 66 2/3% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our amended and restated by-laws.
Amendment of the Amended and Restated Certificate of Incorporation
          Any proposal to amend, alter, change or repeal any provision of the amended and restated certificate of incorporation, except as may be provided in a resolution or resolutions of our board of directors providing for any class or series of preferred stock and which relate to such class or series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding the foregoing, any proposal to amend, alter, change or repeal the provisions of the amended and restated certificate of incorporation relating to (i) the classification of our board of directors, (ii) removal of directors, (iii) the prohibition of stockholder action by written consent or stockholder calls for special meetings, (iv) amendment of amended and restated by-laws, or (v) amendment of the amended and restated certificate of incorporation, requires approval by the affirmative vote of 66 2/3% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.
Preferred Stock and Additional Common Stock
          Under the amended and restated certificate of incorporation, our board of directors has the authority to provide by board resolution for the issuance of shares of one or more series of preferred stock. Our board of directors is authorized to fix by resolution the terms and conditions of each such other series. We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of our capital stock may then be listed.
          These provisions give our board of directors the power to approve the issuance of a series of preferred stock, or an additional series of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations; the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.
Delaware Business Combination Statute
          Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws and of Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporation Law, which defines a person who owns (or within three years, did own) 15% or more of a company’s voting stock as an “interested stockholder.” Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder, unless:

•	the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

•	at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66 2/3% of the outstanding voting stock approving the transaction.

          Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through a tender offer, proxy contest or otherwise.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock and our Series A preferred stock is Mellon Investor Services LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
          The following discussion summarizes the material U.S. federal income tax considerations of a conversion of Series A preferred stock into common stock and the receipt of a cash premium, all pursuant to the terms and conditions of the conversion offer. In this section, we refer to such a conversion in the conversion offer as an “exchange,” which is the likely treatment of such a conversion for U.S. federal income tax purposes.
          This summary is based upon the provisions of the Code, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative pronouncements and rulings and judicial decisions, as they currently exist as of the date of this conversion offer prospectus, all of which are subject to change (possibly with retroactive effect) or different interpretations.
          This summary does not purport to address all aspects of U.S. federal income taxation that may be relevant to a stockholder’s decision to convert the Series A preferred stock into common stock and cash, nor, except as expressly provided below, any tax considerations arising under other federal tax laws (for example, estate and gift tax) or under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to special categories of stockholders, such as dealers in securities, banks, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the Series A preferred stock as part of a straddle or exchange transaction, partnerships or other pass-through entities that purchase, own or dispose of our Series A preferred stock, and holders subject to the alternative minimum tax. In addition, this discussion is limited to persons who hold the Series A preferred stock as a capital asset (generally property held for investment) within the meaning of Section 1221 of the Code.
          You are urged to consult your tax advisor as to the particular tax considerations of the exchange of the Series A preferred stock for common stock and cash, including the application and effect of U.S. federal, state, local and foreign tax laws.
          As used herein, the term “U.S. Holder” means a beneficial owner of our Series A preferred stock that for U.S. federal income tax purposes is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or of any political subdivision of or in the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that either is subject to the supervision of a court within the United States and which has one or more U.S. persons with authority to control all substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
          A “Foreign Holder” is a beneficial owner of our Series A preferred stock that is not a U.S. Holder.
          If a partnership (including a limited liability company for which no election to be treated as a corporation for U.S. federal income tax purposes is in effect) holds Series A preferred stock, the tax treatment of the partner will generally depend upon the status of the partner and the activities of the partnership.
Tax Considerations of U.S. Holders

Cash Received for Accrued but Unpaid Dividends
          Any cash received in satisfaction of accrued but unpaid dividends will be treated as a distribution with respect to the Series A preferred stock. The cash received in satisfaction of the accrued but unpaid dividends will be characterized as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for federal income tax purposes).
          Dividend income will be includible in a U.S. Holder’s gross income on the day received by the U.S. Holder. Under current legislation, which is scheduled to expire with respect to taxable years ending after December 31, 2008, this income will generally be taxed to a U.S. Holder (if the U.S. Holder is a non-corporate taxpayer) at the rates applicable to long-term capital gains rates, provided that minimum holding period and other requirements are satisfied. Corporate U.S. Holders may be entitled to a dividends received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to limitations and conditions.
          Distributions to a U.S. Holder in excess of our current or accumulated earnings and profits will be treated first as a return of capital that reduces the U.S. Holder’s tax basis in the Series A preferred stock, and then as gain from the sale or exchange of the Series A preferred stock. The gain will be capital gain provided that the U.S. Holder held the Series A preferred stock as a capital asset at the time of the exchange.

Consideration Received Pursuant to the Exchange Other than Accrued Dividends
          The receipt of common stock and cash (including cash received in exchange for fractional shares but other than cash received in respect of accrued but unpaid dividends as discussed above) in exchange for Series A preferred stock should constitute a recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. Holder of Series A preferred stock will recognize gain up to the amount of cash (including cash received in exchange for fractional shares but other than cash received in respect of accrued but unpaid dividends) received if the sum of the fair market value of the common stock and the cash (including cash received in exchange for fractional shares but other than cash received in respect of accrued but unpaid dividends) exceeds the U.S. Holder’s adjusted tax basis in the Series A preferred stock. However, if the sum of the fair market value of the common stock and the cash (including cash received in exchange for fractional shares but other than cash received in respect of accrued but unpaid dividends) is less than the U.S. Holder’s adjusted basis in the Series A preferred stock, no loss will be recognized at the time of the exchange. Additionally, a U.S. Holder will take an adjusted basis in the common stock received in the exchange equal to its adjusted basis in the Series A preferred stock, less the amount of any cash (other than cash received in respect of accrued but unpaid dividends) received in the exchange and increased by the amount of gain recognized in the exchange (other than dividend income on accrued but unpaid dividends), if any. A U.S. Holder also will include the period during which it held the Series A preferred stock for purposes of determining its holding period for the common stock.
          If gain, as described in the preceding paragraph, is recognized by a U.S. Holder, the gain will be treated either as:

•	a dividend to the extent of a U.S. Holder’s ratable share of our earnings and profits; or

•	gain from the sale or exchange of stock.
          To determine whether the gain recognized is properly treated as a dividend or as gain from a sale or exchange, the exchange should be tested as though each U.S. Holder of Series A preferred stock solely received common stock and then we immediately redeemed a portion of those shares for cash (including any cash received in exchange for fractional shares of our common stock). Under this test, the cash would be taxed as a dividend unless the deemed redemption meets one of the following exceptions:

•	the deemed redemption results in a complete termination of a U.S. Holder’s interest in our stock;

•	the deemed redemption is substantially disproportionate with respect to a U.S. Holder; or

•	the deemed redemption is not essentially equivalent to a dividend.

          In determining whether any of these three exceptions have been met, the common stock owned by a U.S. Holder directly or indirectly through the attribution rules of Section 302(c) of the Code must be taken into account. If any of these three exceptions are met, then any gain recognized from the exchange should be treated as gain from the sale or exchange of stock. This gain would be taxable as capital gain if the Series A preferred stock was held as a capital asset.
          A redemption terminates a U.S. Holder’s interest in our stock if, after and as a result of the exchange, the U.S. Holder no longer has any interest in our stock, taking into account the attribution rules discussed above.
          A redemption is substantially disproportionate with respect to a U.S. Holder if the U.S. Holder owns less than 50% of the our voting stock after the exchange and both of the following two tests are met:

•	(a) the ratio of the voting stock owned by the U.S. Holder, directly or by attribution under the rules discussed above, immediately after the exchange to all of our voting stock is less than 80% of (b) the ratio of the voting stock owned by the U.S. Holder immediately before the exchange to all of our voting stock; and

•	there is a similar reduction in the percentage ownership that a U.S. Holder owns in our common stock.
          Whether a redemption is not essentially equivalent to a dividend with respect to a U.S. Holder depends upon the U.S. Holder’s particular circumstances. The U.S. Supreme Court has ruled that a redemption is not essentially equivalent to a dividend if the U.S. Holder has had a meaningful reduction in its percentage interest in the issuer. The Internal Revenue Service has ruled that, where the issuer is publicly held and the U.S. Holder is a minority stockholder whose stock interest is relatively minimal and who exercises no control over the issuer, there has been a meaningful reduction if the U.S. Holder has reduced its percentage interest in the issuer.
          All U.S. Holders should consult their tax advisors to determine the proper tax treatment of cash received in the exchange, because alternative characterizations could apply. In particular, the entire cash payment could be treated as a dividend based on an evaluation of the totality of the circumstances prior to and subsequent to the exchange, and U.S. Holders should consult their tax advisors as to the proper characterization.
Tax Considerations of Foreign Holders

Cash Received for Accrued but Unpaid Dividends
          Any cash received in satisfaction of accrued but unpaid dividends is treated as a distribution with respect to the Series A preferred stock. The cash received in satisfaction of the accrued but unpaid dividends will be characterized as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).
          Dividend income will generally be subject to withholding tax. This tax will be at a 30% rate or a lower rate if provided by an income tax treaty between the United States and the country of which the Foreign Holder is a tax resident.
          No withholding tax will apply if:

•	the dividends are effectively connected with the conduct of a trade or business of the Foreign Holder within the United States and the Foreign Holder provides us with an IRS Form W-8ECI (or successor form); or

•	a tax treaty applies and the dividends are attributable to a U.S. permanent establishment maintained by the Foreign Holder.
          However, these dividends remain subject to U.S. federal income tax. This tax would apply after allowance for applicable deductions, at applicable graduated individual or corporate rates.

          The branch profits tax treats a U.S. branch business as if it had been a U.S. subsidiary that paid a dividend. Accordingly, in certain instances, dividends received by a U.S. branch of a foreign corporation may be subject to an additional federal income tax at a 30% rate or a lower rate if an income tax treaty applies.
          A Foreign Holder that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements, including filing an IRS Form W-8BEN (or successor form) with the withholding agent. In addition, a Foreign Holder that claims the benefit of an income tax treaty rate may be required, in certain instances, to obtain a U.S. taxpayer identification number.

Consideration Received Pursuant to the Exchange Other than Accrued Dividends
          The determination as to whether any cash received upon the exchange of the Series A preferred stock (other than cash received in respect of accrued but unpaid dividends) will constitute a dividend or gain from the sale or exchange of stock will be the same as described in “— Tax Considerations for U.S. Holders — Consideration Received Pursuant to the Exchange Other than Accrued Dividends.”
          If the cash received upon the exchange of the Series A preferred stock (other than cash received in respect of accrued but unpaid dividends) is taxed as a dividend, then the Foreign Holder will be subject to U.S. federal income tax on such dividends as described in “— Tax Considerations for Foreign Holders — Cash Received for Accrued but Unpaid Dividends.”
          If the cash received upon the exchange of the Series A preferred stock (other than cash received in respect of accrued but unpaid dividends) is taxed as gain from the sale or exchange of stock, a Foreign Holder generally will not be subject to U.S. federal income tax with respect to such gain unless:

•	the gain is effectively connected with a trade or business conducted by the Foreign Holder within the United States or, if certain U.S. income tax treaties apply, the gain is attributable to a U.S. permanent establishment maintained by the Foreign Holder;

•	in the case of a Foreign Holder who is an individual and holds Series A preferred stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the exchange and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes. We believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.
          If an individual Foreign Holder falls under the first bullet point above, such individual generally will be taxed on the gain under regular graduated U.S. federal individual income tax rates. If the Foreign Holder is a corporation, it generally will be taxed on its gain under regular graduated U.S. federal corporate income tax rates. In addition, it will be subject to branch profits tax equal to 30% of its connected earnings and profits for the taxable year, unless it qualifies for a lower tax rate under an applicable income tax treaty.
          If an individual Foreign Holder falls under the second bullet point above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, net of certain capital losses. The foregoing will apply even if the individual is not considered a resident of the United States. Individual Foreign Holders who have spent or expect to spend 183 or more days in the United States in the taxable year in which the exchange will occur are urged to consult their tax advisors.
          Because the potential treatment of the cash received as a dividend or as gain from the sale or exchange of stock will depend on the circumstances of a particular Foreign Holder, we may withhold based on the maximum potential withholding amount due. A Foreign Holder whose tax liability is less than the amount withheld may obtain a refund from the Internal Revenue Service.

Back-up Withholding
          In general, information reporting requirements may apply to the amounts paid to U.S. Holders and Foreign Holders in connection with the exchange of the Series A preferred stock into common stock and cash. Backup withholding may be imposed (currently at a 28% rate) on the above payments if a U.S. Holder or Foreign Holder (1) fails to provide a taxpayer identification number or certificate of exempt status or (2) fails to report certain types of income in full.
          Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against applicable U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.
          THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE EXCHANGE AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSIDERATIONS OF THE EXCHANGE OR OF ANY DECISION TO PARTICIPATE OR NOT PARTICIPATE IN THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC’s rules allow us to “incorporate by reference” information into this conversion offer prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this conversion offer prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial filing of the registration statement of which this conversion offer prospectus forms a part and prior to the effectiveness of such registration statement, as well as any reports filed by us with the SEC after the date of this conversion offer prospectus and before the date that the offering of the securities is terminated or expires, will automatically update and, where applicable, supersede any information contained in this conversion offer prospectus or incorporated by reference in this conversion offer prospectus.
          We incorporate by reference into this conversion offer prospectus the following documents filed with the SEC:

•	Our Annual Report on Form 10-K (File No. 1-12983) for the year ended December 31, 2004, filed on March 30, 2005, as amended by Amendment No. 1 on Form 10-K/A, filed on April 29, 2005.

•	The portion of our definitive Proxy Statement for the 2005 Annual Meeting of Stockholders (File No. 1-12983), filed March 30, 2005, specifically incorporated by reference into Items 10 (Directors and Officers), 11 (Executive Compensation), 12 (Security Ownership of Certain Beneficial Owners and Management), 13 (Certain Relationships and Related Transactions) and 14 (Principal Accounting Fees and Services) of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 30, 2005, as amended by Amendment No. 1 on Form 10-K/A, filed on April 29, 2005.

•	Our Quarterly Reports on Form 10-Q (File No. 1-12983) for the fiscal quarter ended April 1, 2005, filed on May 10, 2005; for the fiscal quarter ended July 1, 2005, filed on August 8, 2005; and for the fiscal quarter ended September 30, 2005, filed on November 7, 2005.

•	Our Current Reports on Form 8-K (File No. 1-12983) dated January 26, 2005; February 1, 2005; February 18, 2005; March 16, 2005; March 30, 2005; May 3, 2005; May 16, 2005; June 13, 2005; June 15, 2005; August 2, 2005; October 13, 2005; and November 2, 2005 (other than any information contained in these reports that has been furnished to the SEC, which information is not incorporated by reference into this conversion offer prospectus).

•	The description of our common stock, filed in our Registration Statement on Form 8-A (File No. 1-12983), filed on May 13, 1997, pursuant to Section 12(b) of the Exchange Act of 1934 as incorporated by reference from our registration statement on Form S-1 (File No. 333-22961), filed on March 7, 1997, as amended, and any amendment or report for the purpose of updating such description.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this conversion offer prospectus and before the termination of this offering.
          We will provide without charge to each person to whom this conversion offer prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from our Vice President of Investor Relations, 4 Tesseneer Drive, Highland Heights, Kentucky 41076, telephone (859) 572-8000.

INTERESTS OF DIRECTORS AND OFFICERS
          To our knowledge after reasonable inquiry, none of our directors, executive officers or controlling persons, or any of their affiliates or associates, own Series A preferred stock or will be surrendering Series A preferred stock for conversion pursuant to the conversion offer. Neither we, nor any of our subsidiaries or associates nor, to our knowledge after reasonable inquiry, any of our directors, executive officers, or controlling persons (or any of their affiliates), nor any executive officer or director of any of our subsidiaries, has engaged in any transactions in the Series A preferred stock during the 60 days prior to the date hereof.
          There is no present or proposed material agreement, arrangement, understanding or relationship between us and any of our executive officers, directors, controlling persons or subsidiaries, except as set forth in:

•	the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 30, 2005, as amended (File No. 1-12983), with respect to relationships between us and our subsidiaries; and

•	the section entitled “Transactions with the Company” set forth in our Proxy Statement dated March 28, 2005, filed with the SEC on March 30, 2005 (File No. 1-12983), with respect to relationships between us and our executive officers, directors and controlling persons.
DEALER MANAGER
          The dealer manager for the conversion offer is Merrill Lynch, Pierce, Fenner & Smith Incorporated. We have agreed to pay the dealer manager compensation for its services in connection with the conversion offer. The dealer manager and its affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer manager has received, and may in the future receive, customary compensation from us and our subsidiaries for such services. The dealer manager has regularly acted as an underwriter and an initial purchaser of equity and debt securities issued by us in public and private offerings and will likely continue to do so from time to time.
          The dealer manager may from time to time hold shares of Series A preferred stock, shares of common stock and other securities of ours in its proprietary accounts, and, to the extent it owns shares of Series A preferred stock in these accounts at the time of the conversion offer, the dealer manager may surrender such Series A preferred stock for conversion pursuant to the conversion offer. During the course of the conversion offer, the dealer manager may trade shares of Series A preferred stock and shares of common stock or effect transactions in other securities of ours for its own account or for the accounts of its customers. As a result, the dealer manager may hold a long or short position in the Series A preferred stock, the common stock or other of our securities.
INFORMATION AGENT
          D.F. King & Co., Inc. has been appointed as the information agent for the conversion offer. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. All requests to the information agent for assistance in connection with the conversion offer or for additional copies of this conversion offer prospectus or related materials should be directed to the information agent at 48 Wall Street, New York, New York 10005, telephone number (212) 269-5550.

CONVERSION AGENT
          Mellon Investor Services LLC has been appointed conversion agent for the conversion offer. We have agreed to pay the conversion agent reasonable and customary fees for its services and will reimburse the conversion agent for its reasonable out-of-pocket expenses. All completed letters of transmittal should be directed to the conversion agent at the address set forth on the back cover of this conversion offer prospectus. Mellon Investor Services LLC is also the transfer agent and registrar of our common stock and the transfer agent, registrar, dividend disbursing agent and redemption agent for our shares of Series A preferred stock, and as such, will receive in the future customary compensation for such services. All requests to the conversion agent for assistance in connection with the conversion offer should be directed to the conversion agent as set forth on the back cover of this conversion offer prospectus.
FEES AND EXPENSES
          Fees and expenses in connection with the conversion offer are estimated to be approximately $1.0 million. We will bear the cost of all of fees and expenses relating to the conversion offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, email or in person by the dealer manager and the information agent, as well as by our and our affiliates’ officers and regular employees. We will also pay the conversion agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the conversion agent, the dealer manager and the information agent against certain liabilities and expenses in connection with the conversion offer, including liabilities under the federal securities laws.
LEGAL MATTERS
          The validity of the common stock to be issued in the conversion offer will be passed upon for us by Blank Rome LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the dealer manager by Shearman & Sterling LLP, New York, New York.
EXPERTS
          The consolidated financial statements and the related financial statement schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated in this conversion offer prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of internal control over financial reporting because of material weaknesses), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
MISCELLANEOUS
          We are not aware of any jurisdiction in which the making of the conversion offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the conversion offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the conversion offer will not be made to (nor will surrenders of shares of Series A preferred stock for conversion in connection with the conversion offer be accepted from or on behalf of) the owners of such Series A preferred stock residing in such jurisdiction.
          Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the conversion offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Where You Can Find More Information.”
          No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this conversion offer prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the dealer manager.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these materials may be examined without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. You may also obtain these materials from us at no cost by directing a written or oral request to us at General Cable Corporation, 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753, Attention: Chief Financial Officer, or by telephone at (859) 572-8000. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the SEC.

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The conversion agent for the conversion offer is:
Mellon Investor Services LLC

By Registered or Certified Mail: Mellon Investor Services LLC P.O. Box 3301 South Hackensack, New Jersey 07606	By Regular Mail & Overnight Courier: Mellon Investor Services LLC 480 Washington Blvd., 27th Floor Jersey City, New Jersey 07310 Attention: Reorganization Dept.	In Person By Hand Only: Mellon Investor Services LLC Reorg Dept. 120 Broadway, 13th Floor New York, New York 10271
By Telephone:
Domestic: (800) 685-4258
Foreign: (201) 680-6622
Facsimile: (201) 680-4626
For Confirmation of Facsimile
Transmission by Telephone: (201) 680-4860
          Any requests for additional copies of this conversion offer prospectus and the related materials may be directed to the information agent at the address and telephone number set forth below.
The information agent for the conversion offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
(212) 269-5550
          Other requests for information relating to the conversion offer may be directed to the dealer manager at the address and telephone number set forth below.
The dealer manager for the conversion offer is:
Merrill Lynch & Co.
4 World Financial Center, 7th Floor
New York, New York 10080
Attention: Liability Management Group
(212) 449-4914 (collect)
(888) 654-8637 (toll free)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.     Indemnification of Directors and Officers
          Pursuant to the authority conferred by Section 102 of the Delaware General Corporation Law, as amended (the “DGCL”), Article VII of the Registrant’s amended and restated certificate of incorporation contains provisions which eliminate personal liability of members of the Registrant’s board of directors for violations of their fiduciary duty of care. Neither the DGCL nor the Registrant’s amended and restated certificate of incorporation, however, limits the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase under circumstances where such payment or repurchase is not permitted under the DGCL, or obtaining an improper personal benefit. Article VII of the Registrant’s amended and restated certificate of incorporation also provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of the Registrant’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
          In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Article XIV of the Registrant’s amended and restated by-laws provides that the Registrant is obligated to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant in which such person has been adjudged liable to the Registrant) by reason of the fact that he is or was a director, officer or employee of the Registrant, or is or was a director, officer or employee of the Registrant serving at the request of the Registrant as a director, officer, employee or agent or another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of any action, suit or proceeding by or in the right of the Registrant in which a claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, such person shall be indemnified only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought has determined that such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.
          The Registrant currently maintains insurance policies that provide coverage pursuant to which it will be reimbursed for amounts it may be required or permitted by law to pay to indemnify directors and officers.

Item 21.     Exhibits and Financial Statement Schedules
          (a) Exhibits

Exhibit
Number	Description

1.1	Dealer Manager Agreement, dated November 9, 2005, by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated and General Cable Corporation (the “Company”).
4.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-22961) of the Company filed on March 7, 1997, as amended (the “Form S-1”)).
4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Form S-1).
4.3	Specimen Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Form S-1).
4.4	Certificate of Designations with respect to the 5.75% Series A Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to General Cable Corporation’s Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.5	Indenture, by and among the Company, certain guarantors and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.6	Registration Rights Agreement among the Company and the initial purchasers of the Company’s 5.75% Series A Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 4.3 to the Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.7	Registration Rights Agreement among the Company, certain guarantors and the initial purchasers relating to the Company’s Senior Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.8	Credit Agreement by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the lenders signatory thereto dated November 24, 2003 (incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-12983)).
4.9	First Amendment dated April 14, 2004, to the Credit Agreement by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the lenders signatory thereto dated November 24, 2003 (incorporated by reference to Exhibit 10.66 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarter ended March 31, 2004 (File No. 1-12983)).
4.10	Amended and Restated Credit Agreement dated October 22, 2004, by and among the Company and Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the lenders signatory thereto (incorporated by reference to Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004 (File No. 1-12983)).
5.1	Opinion of Blank Rome LLP.
8.1	Tax Opinion of Blank Rome LLP (included in Exhibit 5.1).
12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (incorporated by reference to Exhibit 12.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (File No. 1-12983)).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Blank Rome LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page).
99.1	Letter of Transmittal.
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.3	Form of Letter to Clients.
99.4	Form W-9 and Instructions thereto.
99.5	Conversion Agent Agreement, dated November 9, 2005, by and between Mellon Investor Services LLC and General Cable Corporation.
99.6	Information Agent Agreement, dated November 2, 2005, by and between D.F. King & Co., Inc. and General Cable Corporation.

Item 22.     Undertakings
          The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (5) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          (6) To respond to requests for information that is incorporated by reference into the conversion offer prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
          (7) To supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Highland Heights, State of Kentucky, on November 7, 2005.

General Cable Corporation

By:	/s/ Robert J. Siverd

Robert J. Siverd
Executive Vice President, General Counsel
and Secretary
POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Siverd and Christopher F. Virgulak, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and the requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities of General Cable Corporation and on the dates indicated:

Signatures	Title	Date

/s/ Gregory B. Kenny Gregory B. Kenny	Director, President and Chief Executive Officer (Principal Executive Officer)	November 7, 2005

/s/ Christopher F. Virgulak Christopher F. Virgulak	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 7, 2005

/s/ Robert J. Siverd Robert J. Siverd	Executive Vice President, General Counsel and Secretary	November 7, 2005

/s/ Gregory E. Lawton Gregory E. Lawton	Director	November 7, 2005

/s/ Craig P. Omtvedt Craig P. Omtvedt	Director	November 7, 2005

/s/ Robert A. Smialek Robert A. Smialek	Director	November 7, 2005

/s/ John E. Welsh, III John E. Welsh, III	Director	November 7, 2005

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Dealer Manager Agreement, dated November 9, 2005, by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated and General Cable Corporation (the “Company”).
4.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-22961) of the Company filed on March 7, 1997, as amended (the “Form S-1”)).
4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Form S-1).
4.3	Specimen Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Form S-1).
4.4	Certificate of Designations with respect to the 5.75% Series A Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to General Cable Corporation’s Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.5	Indenture, by and among the Company, certain guarantors and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.6	Registration Rights Agreement among the Company and the initial purchasers of the Company’s 5.75% Series A Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 4.3 to the Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.7	Registration Rights Agreement among the Company, certain guarantors and the initial purchasers relating to the Company’s Senior Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Form 8-K dated December 12, 2003 (File No. 1-12983)).
4.8	Credit Agreement by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the lenders signatory thereto dated November 24, 2003 (incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-12983)).
4.9	First Amendment dated April 14, 2004, to the Credit Agreement by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the lenders signatory thereto dated November 24, 2003 (incorporated by reference to Exhibit 10.66 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarter ended March 31, 2004 (File No. 1-12983)).
4.10	Amended and Restated Credit Agreement dated October 22, 2004, by and among the Company and Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the lenders signatory thereto (incorporated by reference to Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004 (File No. 1-12983)).
5.1	Opinion of Blank Rome LLP.
8.1	Tax Opinion of Blank Rome LLP (included in Exhibit 5.1).
12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (incorporated by reference to Exhibit 12.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (File No. 1-12983)).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Blank Rome LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page).
99.1	Letter of Transmittal.
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.3	Form of Letter to Clients.
99.4	Form W-9 and Instructions thereto.
99.5	Conversion Agent Agreement, dated November 9, 2005, by and between Mellon Investor Services LLC and General Cable Corporation.
99.6	Information Agent Agreement, dated November 2, 2005, by and between D.F. King & Co., Inc. and General Cable Corporation.